Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

GRCY HOLDINGS, INC.,

GRCY ACQUISITION, INC.

and

ARDEN GROUP, INC.

Dated as of December 20, 2013

i

ii

Exhibits:
Exhibit A – Form of Certificate of Merger

Exhibit B – Certificate of Incorporation
Exhibit C – Letter Agreement

Exhibit D – Final Stockholders’ Written Consent

Exhibit E – Initial Stockholders’ Written Consent

Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2013 (this “Agreement”), among GRCY Holdings, Inc., a Delaware corporation (“Parent”), GRCY Acquisition, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Arden Group, Inc., a Delaware corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, the Company Board has (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (b) approved this Agreement and declared its advisability and (c) resolved to recommend the adoption of this Agreement, and directed that this Agreement be submitted for consideration, by the stockholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Equity Investor has entered into an Equity Commitment Letter with Parent; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, the Equity Investor has executed and delivered a Limited Guarantee in favor of the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

Defined Terms

Section 1.01     Certain Defined Terms. For purposes of this Agreement:

“2012 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 29, 2012, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to (a) any merger, consolidation, business combination, equity purchase, recapitalization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 80% of the voting equity interests in the surviving or resulting entity of such transaction or the parent of such surviving or resulting entity; (b) any sale, lease, license, exchange, transfer or other disposition of assets or businesses that constitute or represent more than 20% of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the Beneficial Owner of more than 20% of the Shares.

“Action” means any litigation, suit, claim, complaint, action, proceeding or investigation.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Beneficial Owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than (i) a Saturday or Sunday and/or (ii) a day on which banks are required or authorized to close in the City of Los Angeles, State of California.

“Change in Control Plan” means the Change in Control Protection Plan of the Company, adopted July 12, 2013.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the Class A common stock, par value $0.25 per share, of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Financial Advisor” means Moelis & Company LLC.

“Company Material Adverse Effect” means any circumstance, fact, event, change, effect, development or occurrence (any such item, an “Effect”) that individually or in the aggregate with all other Effects (x) would or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or (y) has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, liabilities or business of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following and no Effect (by itself or when aggregated or taken together with any and all other Effects) directly or indirectly arising out of or resulting from any of the following shall be (a) deemed to be or constitute a “Company Material Adverse Effect,” or (b) taken into account in determining whether a “Company Material Adverse Effect” has occurred: (i) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof), in each case after the date hereof, applicable to the Company or any of its Subsidiaries; (ii) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (iii) changes in general business, economic, political or financial market conditions; (iv) changes in the financial, credit or securities markets in the U.S. or any other country or region in the world, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (v) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement, including, without limitation, any stockholder litigation relating to this Agreement; (vi) any change in the price of the Company Common Stock or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in stock price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (viii) actions taken with the prior written consent of or at the written request of Parent or Merger Sub or the omission of an action that was explicitly required or permitted by Parent or Merger Sub pursuant to this Agreement; (ix) the failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period or any change in any analyst’s recommendation or rating with respect to the Company or any of its Subsidiaries (it being understood that the underlying cause of such failure or change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change or prospective change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (xi) any change resulting or arising from the identity of Parent, Merger Sub or any of their respective Affiliates; or (xii) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing (provided that the provisions of this clause (xii) shall not apply to the representations and warranties set forth in Section 4.05); except, in the case of the foregoing clauses (i), (ii), (iii), (iv) and (vii), to the extent the impact of such Effect is materially disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares in accordance with the DGCL and the Company’s certificate of incorporation and bylaws.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading, (b) the financial statements included in the Required Information comply with the Company’s representations and warranties in Section 4.07(b) of this Agreement (for avoidance of doubt, in the case of financial statements delivered by the Company after the date of this Agreement, as if such representations and warranties applied to such new financial statements) and (c) the Company’s independent auditors have not withdrawn any audit opinion with respect to any financial statement contained in the Required Information.

“Confidentiality Agreement” means the confidentiality agreement, dated July 23, 2013, between TPG Global, LLC and the Company.

“Contract” shall mean any note, bond, mortgage, indenture, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation other than a Lease.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Encumbrances” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means May 15, 2014.

“Environmental Laws” means any Law relating to: (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Commitment Letter” shall mean that certain equity financing commitment letter by and among the Equity Investor and Parent, pursuant to which (a) the Company is named as a third party beneficiary and (b) subject to the terms and conditions contained therein, the Equity Investor has committed to invest in Parent the amount set forth therein.

“Equity Investor” shall mean TPG Partners VI, L.P.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would be treated as a single employer with the Company or any of its Subsidiaries under Subsections (b), (c), (m) or (o) of Section 414 of the Code or Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Information Statement, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder.

“Final Stockholders’ Written Consent” means the Stockholders’ Written Consent set forth on Exhibit D hereto.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any self-regulatory organization or any court, tribunal, or mediator or judicial or arbitral body of competent jurisdiction including, for the avoidance of doubt, the California Department of Alcoholic Beverage Control.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive materials but does not include products sold or used by the Company or its Subsidiaries in the ordinary course of business in the manner and in the quantities permitted by applicable Environmental Laws.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness (including in respect of principal, accrued interest, penalties, fees and premiums) of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Initial Stockholders’ Written Consent” means the Stockholders’ Written Consent set forth on Exhibit E hereto.

“Knowledge of the Company” or “Company’s Knowledge” means the actual (but not constructive or imputed) knowledge of the individuals named on Section 1.01 of the Company Disclosure Schedule with respect to the Company and its Subsidiaries.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual (but not constructive or imputed) knowledge, as of the date of this Agreement, of any of the officers of Parent with respect to Parent and Merger Sub, without any requirement or implied requirement of verification or investigation concerning such knowledge.

“Law” means any federal, national, foreign, supranational, state, administrative or other law (including common law), statute, ordinance, obligation, regulation, requirement, regulatory interpretation, rule, code or Order, of any type or nature, whether civil or criminal, however enacted, issued or otherwise established.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Letter Agreement” means a letter agreement executed in the form attached hereto as Exhibit C.

“Limited Guarantee” means the limited guarantee in favor of the Company being executed concurrently herewith pursuant to which the Equity Investor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

“Los Angeles Time” means the local time in Los Angeles, California on the date as of which a determination of time is being made.

“Losses” means any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Marketing Period” means the first (1st) period of twenty (20) consecutive Business Days commencing after the date hereof and ending prior to the End Date (inclusive of each day starting with the first (1st) day and through and ending with the last day of such period) in which (a) Parent shall have the Required Information and such Required Information is Compliant without requiring any updates, supplements or additional information (for the avoidance of doubt, if at any time during the Marketing Period the Required Information provided at the commencement of the Marketing Period ceases to be Compliant or would not be Compliant at any time during the Marketing Period, then the Marketing Period shall be deemed not to have commenced), provided that, if the Company shall in good faith reasonably believe that it has delivered the Required Information to Parent, the Company may deliver to Parent written notice to that effect (stating when the Company believes it completed such delivery), in which case the Company shall be deemed to have delivered such Required Information on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of such Required Information or such Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or the manner in which such Required Information is not Compliant) and, if the requirements set forth in clauses (b) and (c) immediately below are satisfied as of such date (without limitation of any of the provisions set forth herein that may deem the Marketing Period not to have commenced or otherwise restart the Marketing Period), the Marketing Period shall be deemed to have commenced on the date specified in such notice unless Parent objects as set forth above, (b) the conditions set forth in Section 8.01 and Section 8.02 shall be satisfied or waived (where permissible) other than any conditions that by their terms are to be satisfied at the Closing (but subject to the satisfaction or waiver (where permissible) of those conditions at the Closing) and (c) no event shall have occurred nor shall any condition exist that would cause any of the conditions set forth in Section 8.01 and Section 8.02 to fail to be satisfied assuming that the Closing were to occur at any time during such twenty (20) consecutive Business Day period; provided, that (i) if the Marketing Period has not been completed on or prior to December 20, 2013, the Marketing Period shall commence no earlier than January 6, 2014, (ii) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and (iii) the Marketing Period shall be deemed not to have commenced if, prior to the completion of such twenty (20) consecutive Business Day period, (A) Moss Adams LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Moss Adams LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent or (B) the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period may not commence unless and until such restatement has been completed or the Company has determined and announced that no such restatement is required in accordance with GAAP.

“NASDAQ” means the NASDAQ Global Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Real Property” means the real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest.

“Parent Board” means the board of directors of Parent.

“Permitted Encumbrances” means: (a) liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which (x) there is no default on the part of the Company or any of its Subsidiaries and that are not, individually or in the aggregate, material or (y) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) leases or subleases that give any third party any right to occupy real property; (d) Encumbrances imposed by applicable Law for which the underlying arrangement is not in default or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (that are of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that are not violated by, do not materially interfere with, and do not adversely affect in any material respect the value or current anticipated use of the applicable property affected thereby; (h) Encumbrances securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (i) minor encroachments and irregularities which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the value, occupancy or current or anticipated use of such real property which they encumber; and (j) such other Encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially and adversely affect the existing use of the property affected by such Encumbrance.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“Phantom Stock Unit Right” or “Phantom Stock Unit Rights” means those phantom stock units that provide for cash payments based on Company Common Stock.

“Principal Stockholders” means NFS/SMTC IRA SBO Judith E. Briskin, the Bernard Briskin Separate Property Trust, The Briskin Community Property Trust, the Judith Briskin Separate Property Trust, the Bernard and Judith Briskin Charitable Remainder Unitrust dated December 13, 2013, the Judith Briskin Charitable Remainder Unitrust dated December 13, 2013, the Bernard Briskin Charitable Remainder Unitrust dated December 13, 2013, Julie Ann Briskin and the Trust under the Will of Samuel Briskin for the benefit of Bernard Briskin.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Information” means (a) all financial statements and other information of the Company and its Subsidiaries (including with respect to any acquired entities) contemplated by clauses (x) and (y) of Section 7.08(f)(iv) of this Agreement and (b) a public corporate credit rating and a public corporate family rating, as the case may be, for the Company and its Subsidiaries from each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, as the case may be, and public ratings for the term loan facility contemplated in connection with the Debt Financing from each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and natural person independent contractors of the Company and each of its Subsidiaries.

“Stockholder Approval” means the approval of the stockholders of the Company evidenced by the delivery of the Initial Stockholders’ Written Consent and the Letter Agreement pursuant to Section 7.02.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate Controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means a written bona fide Acquisition Proposal on terms that the Company Board (or any committee thereof) determines, in its good faith judgment, after having received the advice of its financial advisor and outside legal counsel and taking into consideration such factors as the Company Board (or any committee thereof) may deem relevant, (A) to be more favorable to the stockholders of the Company from a financial point of view than the Merger (taking into account any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and (B) to be reasonably likely to be consummated in accordance with its terms, taking into account any legal, financial, regulatory or other aspects of the proposal, including the Person or group making the Acquisition Proposal and any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms. For purposes of the definition of “Superior Proposal,” each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “75%” and the reference to “80%” in the definition of “Acquisition Proposal” shall be replaced with “25%”.

“Taxes” means (a) any and all taxes, fees, levies, assessments, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” means the Merger, the Financing and the other transactions contemplated by this Agreement.

“U.S.” means the United States of America.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

Section 1.02     Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

Agreement	Preamble
Bankruptcy and Equity Exception	Section 4.04(a)
Benefit Plans	Section 4.10(d)
Book-Entry Shares	Section 3.01(a)
Certificate of Merger	Section 2.02
Certificates	Section 3.01(a)
Change in the Company Recommendation	Section 7.03(c)
Change or Termination Notice	Section 7.03(d)(ii)
Closing	Section 2.02
Collective Bargaining Agreements	Section 7.15(a)
Commitment Letters	Section 5.07(a)
Company	Preamble
Company Class B Common Stock	Section 4.03(a)
Company Employees	Section 7.15(a)
Company Recommendation	Section 4.04(b)
Company Related Parties	Section 9.03(f)
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)(ii)
D&O Insurance	Section 7.05(b)
Debt Commitment Letter	Section 5.07(a)
Debt Financing	Section 5.07(a)
Debt Financing Commitments	Section 5.07(a)
Definitive Agreements	Section 7.08(a)
Dissenting Shares	Section 3.04
Dissenting Stockholder	Section 3.04
Effective Time	Section 2.02
Equity Financing	Section 5.07(b)
Equity Financing Commitments	Section 5.07(b)
Exchange Fund	Section 3.02(a)

Defined Term	Location of Definition

Excluded Shares	Section 3.01(b)
Fee Letter	Section 5.07(b)
Final Phantom Stock Unit Right Payment	Section 3.01(f)(ii)
Financing	Section 5.07(b)
Financing Commitments	Section 5.07(b)
Governmental Consents	Section 7.07(a)
HSR Act	Section 4.05(b)
Indemnified Parties	Section 7.05(a)
Information Statement	Section 7.01(a)
Intellectual Property Rights	Section 4.12
Lease Guarantees	Section 4.11(d)
Lender Designated Sections	Section 9.04
Lenders	Section 5.07(a)
Material Contract	Section 4.15(a)
Material Lease	Section 4.11(b)
Merger	Recitals
Merger Consideration	Section 3.01(a)
Merger Sub	Preamble
Multiemployer Plan	Section 4.10(d)
New Plans	Section 7.15(b)
Non-Union Company Employees	Section 7.15(a)
Notice Period	Section 7.03(d)(ii)
Parent	Preamble
Parent Breach Termination Fee	Section 9.03(c)
Parent Non-Breach Termination Fee	Section 9.03(c)
Parent Related Parties	Section 9.03(f)
Paying Agent	Section 3.02(a)
Paying Agent Agreement	Section 3.02(a)
PII	Section 4.12(c)
Preliminary Information Statement	Section 7.01(a)
Registered Intellectual Property	Section 4.12(a)
Restraint	Section 8.01(b)
Restricted Financing Commitment Amendments	Section 7.08(b)
Serial Preferred Stock	Section 4.03(a)
Share and Shares	Section 3.01(a)
Phantom Stock Unit Right Payment	Section 3.01(f)(i)
Stockholders’ Written Consent	Section 7.02
Suppliers	Section 4.15(c)
Surviving Corporation	Section 2.03

Section 1.03     Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Article II

THE MERGER

Section 2.01     The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII, and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.02     Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 7:00 a.m. (Los Angeles Time) at the offices of Reed Smith LLP, 1901 Avenue of the Stars, Suite 700, Los Angeles, California 90067 on the second (2nd) Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent; provided that, if the Marketing Period has not ended at the time of the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), then, subject to the continued satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII at such time, the Closing shall occur instead on the earliest of (a) any Business Day during the Marketing Period as may be specified by Parent on no less than three (3) Business Days’ prior written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Parent’s financing of the transactions contemplated by this Agreement), (b) the first (1st) Business Day after the final day of the Marketing Period or (c) such other date, time or place as agreed to in writing by Parent and the Company. At the Closing, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, such Certificate of Merger to be in substantially the form attached hereto as Exhibit A (the date and time of such filing of the Certificate of Merger, or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger, being the “Effective Time”).

Section 2.03     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.04     Certificate of Incorporation; Bylaws.

(a)     At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety as set forth in Exhibit B attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 7.05(a) below.

(b)     The parties hereto shall take all necessary action such that, at the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws, subject to Section 7.05(a) below.

Section 2.05     Directors and Officers. As of the Effective Time, (a) the directors of the Surviving Corporation shall be the individuals specified as such by the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified and (b) the officers of the Surviving Corporation shall be the individuals specified as such by the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

Article III

Conversion of securities; MERGER CONSIDERATION

Section 3.01     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Common Stock, the following shall occur:

(a)     Merger Consideration; Conversion of Company Common Stock. Except as provided in Section 3.01(d), each share of Company Common Stock (a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be converted automatically into and thereafter evidence the right of the holder to receive an amount in cash equal to One Hundred Twenty Six Dollars and Fifty Cents ($126.50) without interest (the “Merger Consideration”), and each holder of a certificate or certificates which immediately prior to the Effective Time represented such Shares (“Certificates”) or book-entry shares which immediately prior to the Effective Time represented such Shares (“Book-Entry Shares”) shall thereafter cease to have any rights with respect thereto except the right to receive the Merger Consideration in consideration therefor upon surrender of such Certificate or transfer of the Book-Entry Shares in accordance with Section 3.02(a)(i) (or in the case of a lost, stolen or destroyed Certificate, Section 3.02(e)).

(b)     Excluded Shares. Each Share held (i) in the treasury of the Company or (ii) by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub) immediately prior to the Effective Time (collectively with those shares described in clause (d) below, the “Excluded Shares”) shall be automatically cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)     Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d)     Shares Owned by Subsidiaries. Any Shares owned by any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive the Merger Consideration and shall, at the election of Parent: (i) be contributed to a parent company of Merger Sub immediately prior to the Merger in exchange for capital stock of such parent company, as designated by Parent in connection with the Merger and (ii) be treated as Excluded Shares pursuant to Section 3.01(b).

(e)     Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(f)     Phantom Stock Unit Rights.

(i)     At the Effective Time, any outstanding Phantom Stock Unit Right (or portion thereof) that is then vested (whether or not by reason of the Merger) shall, and without any action on the part of the holder thereof, be cancelled and, in full consideration of such cancellation, shall be converted into and thereafter evidence the right to receive an aggregate amount in cash equal to the product of (A) the excess, if any, of the Merger Consideration over the base price set forth in the award agreement for the Phantom Stock Unit Right multiplied by (B) the number of vested Phantom Stock Unit Rights subject to such award agreement, less any applicable income or employment tax withholding (“Phantom Stock Unit Right Payment”). Each such outstanding vested Phantom Stock Unit Right, when converted in accordance with this Section 3.01(f)(i), shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and each holder of any such Phantom Stock Unit Right shall cease to have any rights with respect thereto, except the right to receive the payments set forth in this Section 3.01(f)(i). The Phantom Stock Unit Right Payment shall be paid by the Surviving Corporation within seven (7) days after the Effective Time through (x) its payroll system for employees and (y) its accounts payable system for non-employee directors.

(ii)     At the Effective Time, any outstanding Phantom Stock Unit Right (or portion thereof) that is then not vested, and that is listed on Section 3.01(f)(ii) of the Company Disclosure Schedule, shall, without any action on the part of the holder thereof, be converted into and thereafter evidence the right to receive, without interest, an aggregate amount in cash equal to the product of (x) the excess, if any of the Merger Consideration over the base price set forth in the award agreement for the Phantom Stock Unit Right multiplied by (y) the number of unvested Phantom Stock Unit Rights subject to such award agreement, less any applicable income or employment tax withholding (the “Final Phantom Stock Unit Right Payment”), such amount to be due and payable on the first (1st) anniversary of the Effective Time, provided that the holder thereof has remained continuously employed by the Surviving Corporation or its Subsidiaries through such date; provided, however, that any portion of Final Phantom Stock Unit Right Payment not previously paid shall become due and payable upon a holder’s termination of employment (a) by the Company other than for Cause or (b) by the holder for Good Reason (each as defined in the Change in Control Plan). Each such Phantom Stock Unit Right (or portion thereof), when converted in accordance with this Section 3.01(f)(ii), shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and each holder of any such Phantom Stock Unit Right shall cease to have any rights with respect thereto, except the right to receive the payments set forth in this Section 3.01(f)(ii). The Final Phantom Stock Unit Right Payment shall be paid by the Surviving Corporation through its payroll system to the holder of such converted Phantom Stock Unit Right as soon as reasonably practicable following the date on which such amount becomes due and payable under this Section 3.01(f)(ii), but in no event later than the seventh (7th) day after the date upon which the Final Phantom Stock Unit Right Payment becomes due, assuming, in each case, the necessary release has been received from the employee obligated to tender such release.

(iii)     At the Effective Time, any outstanding Phantom Stock Unit Right (or portion thereof) that is not then vested and that is not listed on Section 3.01(f)(ii) of the Company Disclosure Schedule shall no longer be outstanding, shall automatically be cancelled without consideration and shall cease to exist and each holder of any such Phantom Stock Unit Right shall cease to have any rights with respect thereto.

(iv)     At or prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and any necessary consents from the holders of the Phantom Stock Unit Rights) to effectuate the actions contemplated by this Section 3.01(f); provided that such resolutions and other actions shall expressly be conditioned upon the consummation of the transactions contemplated by this Agreement and shall be of no effect if this Agreement is terminated. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to effectuate the provisions of this Section 3.01(f)(iv). For purposes of this Section 3.01(f)(iv), a reasonable opportunity shall mean at least three (3) Business Days prior to the adoption of the resolution or taking of the action.

(g)     Non-Officer and Non-Director Stock Option Plan. At or prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) to terminate the Non-Officer and Non-Director Stock Option Plan, as amended from time to time. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to effectuate the provisions of this Section 3.01(g). For purposes of this Section 3.01(g), a reasonable opportunity shall mean at least three (3) Business Days prior to the adoption of the resolution or taking of the action.

Section 3.02     Exchange of Certificates.

(a)     Paying Agent. At or prior to the Effective Time, Parent shall designate a commercial bank or trust company which shall be reasonably satisfactory to the Company to act as agent (the “Paying Agent”) for the benefit of the holders of Shares and, at or before the Effective Time, Parent shall enter into an agreement with the Paying Agent in a form reasonably satisfactory to the Company (the “Paying Agent Agreement”) providing for the obligations of the Paying Agent. At the Effective Time (or in the case of Section 3.04, when ascertained), Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make all payments which are then due or may become due under Section 3.01(a) and Section 3.04 (such aggregate cash amount being hereafter referred to as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion (based on the most recent financial statements of such bank which are then publicly available). If for any reason following the Effective Time (including investment losses or as a result of any Dissenting Stockholder effectively waiving, withdrawing or losing such stockholder’s right to seek appraisal of its Dissenting Shares under the DGCL or if a court of competent jurisdiction shall determine that such stockholder is not entitled to the relief provided by Section 262 of DGCL) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest or other income from such investments shall be deemed to be the income of Parent (and so long as cash in the Exchange Fund is sufficient to fully satisfy all payment obligations to be made in cash by the Paying Agent under this Agreement, any such interest or other income shall be paid to Parent) and any Taxes resulting or arising from or out of such interest or other income shall be paid by Parent. Except as contemplated by Section 3.02(c), the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02(a).

(i)     Payment Procedures. As promptly as practicable after the Effective Time, but in any event within five (5) Business Days following the date of the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (B) instructions for use in effecting the surrender of the Shares pursuant to such letter of transmittal.

(ii)     Upon (A) surrender to the Paying Agent of a Certificate for cancellation (or, in the case of a lost, stolen or destroyed Certificate, upon delivery of the items contemplated by Section 3.02(e)), together with such letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, or (B) receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares, and, in each case, such other documents as may be required pursuant to such instructions, the holder of such Shares shall be entitled to receive in exchange therefor, and the Paying Agent shall promptly pay in accordance with the terms hereof and the Paying Agent Agreement, an amount of cash equal to the aggregate Merger Consideration which such holder has the right to receive pursuant to Section 3.01(a) in respect of the Shares formerly represented by such holder’s Certificates or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, an amount of cash equal to the aggregate Merger Consideration for such Shares may be issued to a transferee if the Certificate or Book-Entry Shares representing such Shares are presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by Section 3.01(a) and this Section 3.02, each Certificate or Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, without interest, the Merger Consideration.

(b)     No Further Rights in Company Common Stock. The Merger Consideration paid in respect of the Shares upon the surrender for exchange of a Certificate or transfer of a Book-Entry Share in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificate or Book-Entry Share. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.

(c)     Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent and the Surviving Corporation for the Merger Consideration to which they are entitled pursuant to Section 3.01(a).

(d)     No Liability. None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any Merger Consideration from the Exchange Fund or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(e)     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the Shares formerly represented by such Certificate to which the holder thereof is entitled pursuant to Section 3.01(a).

(f)     Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

Section 3.03     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented by such Certificates or Book-Entry Shares to which the holders thereof are entitled pursuant to Section 3.01(a).

Section 3.04     Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares (“Dissenting Shares”) that are held by a stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration, unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such stockholder’s right to seek appraisal of such Dissenting Shares under the DGCL or if a court of competent jurisdiction shall have determined that such Dissenting Stockholder is not entitled to the appraisal provided by Section 262 of DGCL with respect to such Dissenting Shares, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and not any Merger Consideration with respect to such Dissenting Shares. If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect appraisal rights, shall have effectively withdrawn appraisal rights, or shall have lost the right to seek appraisal, in each case with respect to any Dissenting Shares, or if a court of competent jurisdiction shall have determined that such Dissenting Stockholder is not entitled to the appraisal provided by Section 262 of DGCL with respect to such Dissenting Shares, then (a) such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to this Agreement and (b) Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Merger Consideration so due and payable to such Persons in respect of such Dissenting Shares. The Company shall provide Parent with prompt written notice of any demands received by the Company for appraisal of Dissenting Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under the applicable provisions of the DGCL. Except with the prior written consent of Parent, or to the extent required by applicable Law, the Company shall not voluntarily make or agree to make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do or commit to do any of the foregoing.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent) and (b) except as specifically disclosed in the Company SEC Reports prior to the date hereof (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking, it being acknowledged and agreed that clause (b) shall not apply to any representations and warranties set forth in Sections 4.03, 4.04, 4.05 and 4.20), the Company hereby represents and warrants to Parent and Merger Sub the truth and the accuracy of the matters set forth in this Article IV.

Section 4.01     Organization and Qualification; Subsidiaries.

(a)     The Company and each of its Subsidiaries is a corporation or limited liability company duly incorporated or formed (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its incorporation or formation, as applicable, and has the requisite corporate or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other foreign entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b)     A true and complete list of all the Subsidiaries of the Company, identifying the jurisdiction of incorporation or formation (as applicable) of each such Subsidiary and the percentage of the outstanding capital stock or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 4.01(b) of the Company Disclosure Schedule.

Section 4.02     Certificate of Incorporation, Bylaws and Equivalent Documents. The Company has heretofore made available to Parent a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such certificates of incorporation and bylaws, or equivalent organizational documents, are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational documents.

Section 4.03     Capitalization.

(a)     The authorized capital stock of the Company consists of (i) Ten Million (10,000,000) shares of Company Common Stock, (ii) One Hundred Twenty-Nine Thousand Two Hundred Sixty-Two (129,262) shares of Class B common stock, par value $0.25 per share (“Company Class B Common Stock”) and (iii) Five Hundred Thousand (500,000) shares of Serial Preferred Stock, par value $15.00 per share (“Serial Preferred Stock”). There are (i) Three Million Seventy-One Thousand (3,071,000) shares of Company Common Stock issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) an additional One Million Three Hundred Fifty-Seven Thousand Two Hundred (1,357,200) shares of Company Common Stock held by AMG Holdings, Inc., a wholly-owned Subsidiary of the Company, (iii) no shares of Company Class B Common Stock issued or outstanding, and (iv) no shares of Serial Preferred Stock issued or outstanding. There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries. Except as set forth in this Section 4.03 or Section 4.03(a) of the Company Disclosure Schedule, there are no outstanding (i) phantom stock unit agreements or stock appreciation rights or (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other equity interests in, any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person.

(b)     Each outstanding share of capital stock of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances other than Permitted Encumbrances and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock, or other equity interests.

(c)     As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding.

(d)     Except as set forth in Section 4.03(d) of the Company Disclosure Schedule, as of the date of this Agreement, (i) there is no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness disclosed in the Company’s Form 10-Q filed with the SEC on November 7, 2013 or incurred thereafter in the ordinary course of business and (ii) the Company has no declared but unpaid dividends.

(e)     Except as set forth in Section 4.03(e) of the Company Disclosure Schedule and except for the capital stock and voting securities of, and other equity interests in, the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any corporation, partnership, joint venture, association, limited liability company, trust, unincorporated organization or other entity.

(f)     As of the date of this Agreement, there are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares or any other capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

Section 4.04     Authority Relative to This Agreement; Vote Required.

(a)     Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 of this Agreement, the Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval and the satisfaction of the other conditions hereunder, to perform its obligations hereunder and to consummate the Transactions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 of this Agreement, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Stockholder Approval and the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 of this Agreement and the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)     The Company Board, by resolutions duly adopted by vote of those voting at a meeting duly called and held, and subject to the terms of this Agreement (including Section 7.03) not subsequently rescinded or modified in any way, has (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and declared their advisability, and (iii) subject to the terms of this Agreement (including Section 7.03), recommended the adoption of this Agreement, and directed that this Agreement be submitted for consideration, by the stockholders of the Company (the “Company Recommendation”).

Section 4.05     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger will not, (i) conflict with or violate the certificate of incorporation, bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 and Section 5.15 of this Agreement, and assuming all consents, approvals, authorizations and other actions described in this Section 4.05 or in Section 4.05(b) of the Company Disclosure Schedule have been obtained or taken and all filings and obligations described in this Section 4.05 or in Section 4.05(b) of the Company Disclosure Schedule have been made or satisfied, and assuming receipt of the Company Stockholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in this Section 4.05 or in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Contract, Company Permit or Material Lease except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, termination rights or other occurrences which would not have a Company Material Adverse Effect.

(b)     Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 and Section 5.15 of this Agreement, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for those consents, approvals, authorizations, permits or filings with, or notifications to, any Governmental Authority described in Section 4.05(b) of the Company Disclosure Schedule, (ii) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and/or the rules and regulations thereunder (including, but not limited to, the filing of the Information Statement, and the filing of one or more amendments to the Information Statement to respond to comments of the SEC, if any, on such documents), (iii) for compliance with the rules and regulations of NASDAQ, (iv) for the filing of the Certificate of Merger as required by the DGCL, (v) for compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any other antitrust Law, (vi) where the failure to obtain consents, approvals, authorizations or permits from a Governmental Agency, or to make filings or notifications to a Governmental Agency, would not have a Company Material Adverse Effect, and (vii) to the extent that any such consent, approval, authorization or permit of a Governmental Authority is required, or filing with or notification to any Governmental Authority is necessitated, by or arises from or out of the identity of, or facts and circumstances relating to, Parent, Merger Sub or any of their Affiliates or the Control of the Company and/or any of its Subsidiaries by Parent, Merger Sub or any of their Affiliates.

Section 4.06     Permits; Compliance.

(a)     Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. Each Company Permit is valid and in full force and effect, except where the failure to be valid or in full force or effect would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and no Company Permit shall be terminated or materially impaired or become terminable, in whole or in part, as a result of the consummation of the Merger, except where the failure to possess, or the suspension, cancellation, termination or impairment of, any of the Company Permits would not have a Company Material Adverse Effect. Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in conflict with, has infringed or is in default, breach or violation of, any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any product, service, property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such conflicts, defaults, infringements, breaches or violations that would not have a Company Material Adverse Effect. To the Company’s Knowledge, except as set forth in Section 4.06(a) of the Company Disclosure Schedule, no event has occurred, or condition or state of facts exists, which constitutes, or after notice or lapse of time or both, would constitute, a breach or default in any material respect under any such Company Permit, or which permits, or after notice or lapse of time or both, would permit revocation or termination of any such Company Permit, or which would materially and adversely affect the rights of the Company or any of its Subsidiaries under any such Company Permit.

(b)     None of the Company, its Subsidiaries or, to the Company’s Knowledge, their respective employees and Representatives has given, loaned, paid, promised, offered or authorized the payments, directly or indirectly through a third party, of anything of value to any “foreign official,” as defined in the FCPA, to persuade that official to help the Company, or any other Person, obtain or keep business or to secure some other improper advantage.

(c)     To the extent applicable, the Company and each of its Subsidiaries is in compliance, in all material respects, with (i) the USA PATRIOT Act and (ii) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto.  None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries, is subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department or a person on the list of “Specially Designated Nationals and Blocked Persons.” Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the officers, directors, agents, or employees of the Company or any of its Subsidiaries, has violated or is in violation of any other laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties applicable to the Company, its Subsidiaries or Affiliates related to terrorism financing or money laundering, including The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”, 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), in each case, other than any immaterial violations.

Section 4.07     SEC Filings; Financial Statements. Except as set forth in Section 4.07 of the Company Disclosure Schedule:

(a)     The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC after January 1, 2011 (the forms, reports, statements, schedules and other documents filed after January 1, 2011 and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). Those Company SEC Reports which were filed prior to the date hereof (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirement of Sections 13(a) and 15(d) of the Exchange Act. Except as disclosed in Section 4.07(a) of the Company Disclosure Schedule, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Reports. Except as set forth in Section 4.07(a) of the Company Disclosure Schedule, there has been no material correspondence between the SEC and the Company since January 1, 2010 that is not available on the SEC’s Electronic Data Gathering and Retrieval database.

(b)     Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Reports filed prior to the date hereof was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have, a Company Material Adverse Effect).

(c)     Since January 1, 2010, the Company has been and is in material compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of NASDAQ.

(d)     Except as set forth in Section 4.07(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, except for liabilities and obligations (i) that are reflected, or for which reserves were established, on the 2012 Balance Sheet; (ii) incurred in the ordinary course of business consistent with past practice since December 29, 2012; and/or (iii) incurred in connection with this Agreement and/or the Transactions.

(e)     After January 3, 2010, subject to applicable grace periods, the Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report filed prior to the date hereof. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed and maintained to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains internal control over financial reporting that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As used in this Section 4.07, the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)     The Company maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects.

Section 4.08     Absence of Certain Changes or Events. Except as set forth in the Company SEC Reports filed prior to the date hereof (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking) and/or Section 4.08 of the Company Disclosure Schedule, since December 29, 2012, (a) the Company and each of its Subsidiaries has conducted its respective business in all material respects (i) in the ordinary course and (ii) in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (b) there has not been any change in the financial condition, business, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, which, individually or taken as a whole, has had a Company Material Adverse Effect.

Section 4.09     Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any product, service, property or asset of the Company or any of its Subsidiaries, before any Governmental Authority other than those that would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any material product, service, property or asset of the Company or any of its Subsidiaries is subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, material continuing investigation by, any Governmental Authority or any Order of any Governmental Authority.

Section 4.10     Labor and Employment Matters.

(a)     Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or other labor organization, and no such agreement is being negotiated by the Company or any of its Subsidiaries. Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule, or (ii) as would not have a Company Material Adverse Effect (A) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining agreement or other agreement with a labor union or other labor organization, (B) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority, and (C) there is no labor dispute, grievance, work slowdown, picketing or strike pending, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries.

(b)     Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, employment practices and terms and conditions of employment, including those related to wages, hours, the classification and payment of employees and independent contractors, immigration, collective bargaining and the payment and withholding of Taxes. As of the date hereof, to the Company’s Knowledge, no current executive, or other key employee who earns an annualized base salary in excess of $150,000, has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has, during the ninety (90) day period prior to the date hereof, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment and Retraining Notification Act or similar state Law.

(c)     Except (i) as set forth in Section 4.10(c) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, (A) there is no investigation, audit or review pending, or to the Company’s Knowledge, threatened, by or before any Governmental Authority with respect to the Company or any of its Subsidiaries concerning employment-related matters and (B) no current or former employee or independent contractor of the Company or any of its Subsidiaries has brought any Action (or, to the Knowledge of the Company, has threatened to bring any Action) against the Company or any of its Subsidiaries.

(d)     Section 4.10(d) of the Company Disclosure Schedule sets forth (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other equity or equity-based, deferred compensation, retirement, welfare-benefit, severance, employment, bonus, incentive, retention, change of control, fringe benefit, or other employee benefit plan, program, policy, agreement or arrangement providing benefits or compensation to current or former Services Providers that is sponsored, maintained or contributed to or required to be contributed to the Company or any Subsidiary of the Company or under which the Company or any Subsidiary of the Company has or may have any liability, excluding any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (each, a “Benefit Plan”), and (ii) each “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA to which the Company or any Subsidiary of the Company contributes or has an obligation to contribute or in respect of which the Company or any Subsidiary of the Company has any actual or contingent liability (a “Multiemployer Plan”). With respect to each Benefit Plan, the Company has made available to Parent each of the following documents, as applicable: (i) true and complete copies of each Benefit Plan, including all amendments thereto; (ii) copies of the most recently filed Form 5500 with schedules and annual report, if any, required under ERISA or the Code; (iii) the most recent financial statements; and (iv) the current Internal Revenue Service determination or opinion letter, if any. Except (i) as set forth in Section 4.10(d) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) (A) will result in any payment becoming due to any current or former Service Provider under any Benefit Plan; (B) will increase any benefits otherwise payable under any Benefit Plan; (C) will result in any acceleration of the time of payment or vesting of any benefits under any Benefit Plan; or (D) would result in the payment or series of payments of any “excess parachute payments” within the meaning of Section 280G of the Code. Except (i) as set forth in Section 4.10(d) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in any payment becoming due from the Company or any Subsidiary of the Company to any Multiemployer Plan.

(e)     There is no outstanding Order against the Benefit Plans that would have a Company Material Adverse Effect. Except (A) as set forth in Section 4.10(e) of the Company Disclosure Schedule or (B) as would not have a Company Material Adverse Effect, (1) each Benefit Plan has been maintained, funded, operated and administered in accordance with its terms and applicable Law, including ERISA and the Code, (2) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, and (3) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Benefit Plan, and no Action is pending or, to the Company’s Knowledge, is threatened with respect to any Benefit Plan.

(f)     No Benefit Plan is subject to Title IV of ERISA and none of the Company or any Subsidiary of the Company or ERISA Affiliate has or is reasonably expected to have any material liability under Title IV of ERISA or Section 412 of the Code with respect to any such Benefit Plan. Section 4.10(f) of the Company Disclosure Schedule sets forth the estimated withdrawal liability determined under ERISA Section 4211 of the Company and any of its Subsidiaries with respect to each Multiemployer Plan, as provided by each Multiemployer Plan to the Company or its Subsidiaries assuming a complete withdrawal during the Multiemployer Plan year set forth therein. Except as set forth on Section 4.10(f) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, with respect to each Multiemployer Plan, (i) all contributions required to have been made by the Company or a Subsidiary of the Company have been timely made as required by the terms of the collective bargaining agreements and applicable Law; (ii) to the Company’s Knowledge (without any consultation obligation), no employer (a) has withdrawn since December 31, 2011, or (b) is reasonably expected to withdraw, from a Multiemployer Plan, where such withdrawal could reasonably be expected to result in a material increase in the withdrawal liability of the Company or a Subsidiary of the Company; (iii) none of the Company or any of its Subsidiaries has incurred a withdrawal liability as a result of a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA; and (iv) none of the Company or any of its Subsidiaries has received any written notification within the preceding three (3) years that any such plan is insolvent (within the meaning of Section 4245 of ERISA), is in reorganization (within the meaning of Section 4241 of ERISA), has initiated proceedings to terminate, or is considered to be in “endangered” or “critical” status under Section 432 of the Code. Except (i) as set forth in Section 4.10(f) of the Company Disclosure Schedule, or (ii) as would not have a Company Material Adverse Effect, no Benefit Plan provides health or welfare benefits to current or former Service Providers beyond their retirement or other termination of service, other than coverage mandated solely by applicable Law.

(g)     Neither the Company nor any Subsidiary of the Company has any indemnity or gross-up obligation for any Taxes imposed under Section 4999 or Section 409A of the Code.

Section 4.11     Real Property; Title to Assets.

(a)     Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each Owned Real Property of the Company and/or its Subsidiaries. The Company or one of its Subsidiaries (i) has good, marketable and insurable fee simple title to each parcel of Owned Real Property listed in Section 4.11(a) of the Company Disclosure Schedule, free and clear of all Encumbrances, except Permitted Encumbrances, and (ii) owns the buildings, structures, fixtures and improvements thereon free and clear of Encumbrances, except Permitted Encumbrances. The Owned Real Property, together with such buildings, structures , fixtures and improvements, constitutes all of the real property owned by the Company or any of its Subsidiaries. Except as to Permitted Encumbrances, with respect to each parcel of Owned Real Property, (i) except for leases of Owned Real Property as set forth on Section 4.11(a)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein and (iii) neither the Company nor any Subsidiary of the Company has received notice or has Knowledge of any pending, threatened or contemplated condemnation proceeding affecting any Owned Real Property or any material portion thereof.

(b)     Section 4.11(b) of the Company Disclosure Schedule sets forth a true and complete list of each Lease to which the Company and/or its Subsidiaries is a party or by which it is bound which is material to the business of the Company and/or any of its Subsidiaries or pursuant to which the Company and/or any of its Subsidiaries is obligated to pay rent in excess of $50,000 per year. The Company has made available to Parent true, correct and complete copies of all such Leases (and all material modifications, amendments and supplements thereto) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property. The Company or one of its Subsidiaries has a valid leasehold interest in each parcel of the Leased Real Property having an annual rent for the current term in excess of $200,000 (“Material Lease”), free and clear of all Encumbrances, except Permitted Encumbrances. Each Material Lease is valid and binding on the Company or its Subsidiary and, to the Knowledge of the Company, on the other parties thereto, is in full force and effect in accordance with its terms (and will continue to be valid, binding and in full force and effect in accordance with its terms following the consummation of the transactions contemplated by this Agreement).

(c)     To the Knowledge of the Company, no party to any Lease described in Section 4.11(b) of the Company Disclosure Schedule has given written notice to the Company or any of its Subsidiaries of, or made a written claim against the Company or any of its Subsidiaries with respect to, any breach or default thereunder, which claim is pending as of the date of this Agreement nor has any event occurred which with notice or the passage of time or both, would give rise to such a default. Other than the Leases, there is no agreement, whether written or oral, granting to any Person, the rights to use or occupy any portion of the Leased Real Property and, except as to Permitted Encumbrances and as set forth in Section 4.11(b), there is not any Person (other than the Company or its Subsidiary) in possession or occupancy of any portion of the Leased Real Property. Neither the Company nor any Subsidiary of the Company has received written, or to the Company’s Knowledge, oral notice or has Knowledge of any pending, threatened or contemplated condemnation proceeding affecting any Leased Real Property or any material portion thereof. Neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust, encumbered or otherwise granted to any Person all or any portion of its respective interest in any of the Leases.

(d)     Section 4.11(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Leases under which the Company or any of its Subsidiaries has guaranteed the obligations of the tenant under such Leases. True, correct and complete copies of all guarantees of the Leases by the Company or any of its Subsidiaries (the “Lease Guarantees”) have been made available to Parent or its representative. The Company guarantees no leases except for those set forth on Section 4.11(d) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries has received notice or has Knowledge of any call or demand made against the Lease Guarantees.

(e)     Except as would not have a Company Material Adverse Effect, the Company and/or its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (other than Owned Real Property, Leased Real Property and Intellectual Property, the representations and warranties with respect to which are set forth in Section 4.11(a), 4.11(b) and 4.12(a), respectively) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except Permitted Encumbrances. The buildings, structures, fixtures and all tangible property and assets that are material to the business of the Company and its Subsidiaries, taken as a whole, are in satisfactory operating condition, subject to wear and tear in the ordinary course of business, except where the failure to be in such condition would not have a Company Material Adverse Effect.

Section 4.12     Intellectual Property.

(a)     Section 4.12(a) of the Company Disclosure Schedule sets forth a complete list of registered marks, registered copyrights, domain names, and registered designs (“Registered Intellectual Property”) that are purported to be owned by the Company or any Subsidiary of the Company. The Registered Intellectual Property is exclusively owned by the Company or a Subsidiary of the Company free and clear of Encumbrances, other than Permitted Encumbrances, and are valid and enforceable. Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, there are no unregistered Intellectual Property Rights of the Company or its Subsidiaries that are material to the business of the Company or its Subsidiaries, which the Company or its Subsidiaries do not have the right to use free and clear of all liens other than Permitted Encumbrances.

(b)     Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company and its Subsidiaries own, or have rights to use, all Intellectual Property Rights (as defined below) used in their business. “Intellectual Property Rights” means proprietary rights in trademarks, trademark applications, service marks, trade names, brands, trade secrets, data, know-how and confidential or proprietary information, inventions, proprietary works of authorship, including copyrights and proprietary designs, licenses, domain names, rights of privacy and publicity, and any other intellectual property rights, however denominated and similar rights. Neither the Company nor any of its Subsidiaries has received a written notice that any of the products, services, or other methods, systems or operations of or used by the Company or any of its Subsidiaries misappropriates, violates or infringes upon the Intellectual Property Rights of any Person. To the Knowledge of the Company, none of the Intellectual Property Rights that the Company owns or purports to own infringe on any intellectual property rights of others and there is no existing infringement by another Person of any of the Intellectual Property Rights.

(c)     The Company and its Subsidiaries have taken reasonable steps to protect and maintain the confidential nature of all personally identifiable information (“PII”) in their possession, custody or control, and, in any event, are in material compliance with all Laws, contractual agreements, and policies or statements published by the Company or the Company Subsidiary pertaining to PII. Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received a written notice alleging, or, to the Knowledge of the Company, has experienced a breach of data privacy or data security, including the improper publication or misappropriation of PII.

(d)     To the Knowledge of the Company, the computer software, hardware, telecommunications, and information technology systems of the Company and its Subsidiaries are adequate for the operation of the business of the Company and its Subsidiaries as currently practiced. Neither the Company nor any of its Subsidiaries has experienced a material disruption of the computer, software, hardware, telecommunications, hosting, data, or other information technology products or services that has not been reasonably resolved.

Section 4.13     Taxes.

(a)     Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all material respects.

(b)     Except as disclosed in Section 4.13(a) of the Company Disclosure Schedule, all material Taxes of the Company and its Subsidiaries have been timely paid. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 29, 2012 other than in the ordinary course of business consistent with past practices in all material respects and the Company and its Subsidiaries have made estimated payments of such Taxes and/or taken reserves for such Taxes consistent with past practices in all material respects. There are no Tax liens on the assets of the Company or any of its Subsidiaries other than for (i) Taxes not yet due and payable and (ii) Taxes that are being contested in good faith and for which reserves have been established in accordance with GAAP.

(c)     Except as disclosed in Section 4.13(a) of the Company Disclosure Schedule, to the Knowledge of the Company, each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)     Except as disclosed in Section 4.13(d) of the Company Disclosure Schedule, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Company or any of its Subsidiaries for any taxable period, and no request for any such waiver or extension is currently pending. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently pending or in progress or, to the Knowledge of the Company, threatened in writing. No written claim that could result in the Company or any of its Subsidiaries being liable for a material amount of Taxes has been made within the last five (5) years by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. No deficiency for any amount of Tax has been assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e)     During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(f)     Neither the Company nor any of its Subsidiaries the stock of which has been acquired by the Company in the past three (3) years (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company or any of its Subsidiaries) filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of any person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. None of the Company or any of its Subsidiaries (A) is or in the past three (3) years has been (x) party to or (y) bound by, or (B) has or in the past three (3) years has had any obligation under, any Tax sharing or Tax indemnity agreement or similar contract or arrangement (other than customary Tax indemnifications contained in credit or other commercial lending agreements, employment agreements, stock or asset purchase agreements, or arrangements with landlords, lessors, customers and vendors).

(g)     No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by the Company or any of its Subsidiaries.

(h)     Except as disclosed in Section 4.13(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method initiated by it and neither the Company nor any of its Subsidiaries has any Knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries, which, in any such case, could affect a taxable period, or portions thereof, of the Company or any of its Subsidiaries that ends after the Closing Date.

(i)     Except as disclosed in Section 4.13(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material deferred intercompany gain or any material excess loss account in the stock of any Subsidiary, in either case described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law).

(j)     Neither the Company nor any of its Subsidiaries have engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4 in the past three (3) years and neither the Company nor any of its Subsidiaries has any Knowledge of having previously engaged in any such transaction.

Section 4.14     Environmental Matters. Except as set forth in Section 4.14 of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries is, or, since January 1, 2011, has been, in violation in any respect of any Environmental Law; (b) none of the Company or any of its Subsidiaries has received any notice of any alleged liability under any Environmental Law (including with respect to exposure to Hazardous Substances), and to the Company’s Knowledge, neither the Company nor any Subsidiary of the Company has incurred any such liability; (c) to the Company’s Knowledge, no Hazardous Substances have been released at any real property now or formerly owned or operated by the Company or any current or former Subsidiary of the Company in a manner that could reasonably be expected to result in liability for the Company; (d) neither the execution of this Agreement nor the consummation of the Transactions will require any remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law; and (e) the Company has made available to Parent copies of all material documents, reports, correspondence and remediation estimates in the Company’s possession related to the environmental condition of the Real Property or of any other real property formerly owned or operated in connection with the business of the Company or any Subsidiary of the Company.

Notwithstanding any other provision of this Agreement, this Section 4.14 sets forth the sole and exclusive representations of the Company with respect to environmental matters.

Section 4.15     Material Contracts.

(a)     Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date hereof and except as set forth in Section 4.15 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract currently in effect that:

(i)     is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) with respect to the Company and its Subsidiaries;

(ii)     would, individually or in the aggregate, prevent, delay or impair the Company’s ability to consummate the Merger;

(iii)     would materially restrict the ability of the Company or any of its Subsidiaries from conducting or competing in any material line of business or competing with any person in any material geographic area;

(iv)     grants to any Person (other than the Company or any of its Subsidiaries) “most favored nation” status that applies to existing or future affiliates of the Company or any of its Subsidiaries;

(v)     provides for “exclusivity” or any similar requirement in favor of any Person (other than the Company or any of its Subsidiaries);

(vi)     is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, or mortgage, other than intercompany agreements;

(vii)     is a Contract pursuant to which the Company or any of its Subsidiaries purchases services or supplies (other than inventory) from any third party and in respect of which the aggregate annual consideration payable by the Company or its Subsidiaries thereunder exceeds Five Hundred Thousand Dollars ($500,000);

(viii)     is a joint venture contract, strategic cooperation or partnership arrangement (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(ix)     is between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act;

(x)     is with a labor union, guild or other employee representative (including any collective bargaining agreement or works council agreement);

(xi)     is between the Company or any of its Subsidiaries and Service Providers that provides for severance, retention, change of control or similar compensation or benefits;

(xii)     is between the Company or any of its Subsidiaries and Service Providers that provides for annual base compensation equal to or in excess of $150,000;

(xiii)     is with a Governmental Authority or pursuant to which the Company or any Subsidiary of the Company will be required after the date of this Agreement to pay consideration in excess of $1,000,000;

(xiv)     involves the settlement of any litigation with respect to which, as of the date hereof, (i) any unpaid amount exceeds $100,000 or (ii) conditions precedent to the settlement have not been satisfied;

(xv)     relates to the ownership, management or control of any Person in which the Company or any of its Subsidiaries owns any equity interest other than direct and indirect wholly-owned Subsidiaries of the Company;

(xvi)     is material to the business of the Company and its Subsidiaries, taken as a whole, and pursuant to which any of the Company or its Subsidiaries (i) licenses Intellectual Property Rights owned in whole or in part by Persons other than the Company and its Subsidiaries (other than standard form Contracts entered into in the ordinary course of business granting rights to use readily available shrink wrap or click wrap software or other agreements or commercially available software) and (ii) licenses to others the right to use any of the Company’s Intellectual Property Rights; or

(xvii)     is an outstanding Contract that is not included in subsections (i) through (xvi) above and in respect of which the aggregate annual consideration payable by or to the Company and/or its Subsidiaries thereunder exceeds Five Hundred Thousand Dollars ($500,000).

Each such Contract described in clauses (i) through (xvii) above is referred to herein as a “Material Contract”. Except for contracts (including all amendments, schedules, exhibits and modifications thereto) filed in unredacted form as exhibits to the Company SEC Reports prior to the date hereof, the Company has made available to Parent prior to the date of this Agreement complete and accurate copies (including all material amendments and modifications thereto in effect as of the date of this Agreement) of all Material Contracts in effect as of the date of this Agreement.

(b)     As of the date hereof, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries that is a party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or in default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; (iii) except as set forth in Section 4.15(b)(iii) of the Company Disclosure Schedule, the execution of this Agreement and the completion of the transactions contemplated herein will not result in the default under, breach of, expiration or early termination of, or modification of any Material Contract, or the imposition of any fees or charges under, the acceleration of any payment obligations under, or the repricing of rights, goods or services provided under such Material Contracts; and (iv) the Company and its Subsidiaries have not received any written, or to the Company’s Knowledge, oral, claim or notice of default, termination or cancellation under any such Material Contract.

(c)     Section 4.15(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of the ten (10) largest suppliers, vendors or purchasing agents (“Suppliers”) of the Company and its Subsidiaries (determined on the basis of amounts paid by the Company and its Subsidiaries in the fiscal year ended December 29, 2012), together with such amounts paid during such period. Except in the ordinary course of business, no Supplier has reduced or otherwise discontinued, or, to the Knowledge of the Company, threatened to reduce or discontinue, supplying such goods, materials or services to the Company or any of its Subsidiaries, except for such reduction or discontinuation as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16     Insurance. Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.17     Intentionally Omitted.

Section 4.18     Product Liability. Except as would not be reasonably expected to cause a Company Material Adverse Effect, the products and services of the Company and its Subsidiaries either (a) are designed, manufactured, supplied and advertised by third parties who are liable for any defects therein, or (b) have been designed, promoted and distributed by the Company or its Subsidiaries in a manner that is in compliance with Law.

Section 4.19     Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.09 of this Agreement, the approval of this Agreement as provided in Section 4.04(b)(ii) above is sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to any of the Transactions. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law (with the exception of Section 203 of the DGCL) is applicable to the Company, its Subsidiaries, the Shares, the Merger or any of the other Transactions.

Section 4.20     Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.21     Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company’s stockholders (other than the Principal Stockholders, Parent, Merger Sub, any Subsidiary of the Company and holders of Shares that are Affiliates of Parent or Merger Sub), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only.

Section 4.22     No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges and agrees to the foregoing.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01     Corporate Organization. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.02     Certificate of Incorporation and Bylaws. Parent has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, each as amended to date. Such certificates of incorporation and bylaws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 5.03     Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by Parent in accordance with Section 7.07(f), to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by Parent in accordance with Section 7.07(f) and the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid, legal and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(a)     The Parent Board and the board of directors of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board and the board of directors of Merger Sub to effect the Transactions. The board of directors of Merger Sub has approved this Agreement, the Merger and the other Transactions contemplated by this Agreement and declared their advisability and recommended the adoption of this Agreement by Parent.

Section 5.04     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions, will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.04(b) have been obtained or taken and all filings and obligations described in Section 5.04(b) have been made or satisfied, and subject to the adoption of this Agreement by Parent in accordance with Section 7.07(f), conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

(b)     The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Transactions, by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of the Information Statement, and the filing of one or more amendments to the Information Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Certificate of Merger as required by the DGCL, (iv)  compliance with the provisions of the HSR Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.05     Operations of Merger Sub. As of the date hereof, the authorized capital stock of Merger Sub consists of One Thousand (1,000) shares of common stock, par value $0.001 per share, One Thousand (1,000) shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent. Merger Sub does not have outstanding any option, warrant, right, or any other agreement pursuant to which any Person other than Parent may, directly or indirectly, acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purposes of this Agreement and the Merger, has not conducted any business prior to the date hereof and has not had, and prior to the Effective Time will not have had, any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Financing and the Merger and the other transactions contemplated by this Agreement.

Section 5.06     Absence of Litigation. As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority. As of the date hereof, neither Parent nor any of its Subsidiaries nor any material property or asset of Parent or any of its Subsidiaries is subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority.

Section 5.07     Financing.

(a)     Parent or Merger Sub has received and accepted an executed commitment letter dated as of the date hereof from Bank of Montreal (the “BMO Commitment Letter”) and an executed commitment letter dated as of the date hereof from Crescent (as defined therein) (the “Crescent Commitment Letter” and, together with the BMO Commitment Letter, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Commitment Letters”) (the arrangers, lenders and/or purchasers party thereto, collectively, the “Lenders”) pursuant to which certain Lenders have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Debt Financing Commitments”). The debt financing contemplated by the Debt Financing Commitments is collectively referred to in this Agreement as the “Debt Financing.”

(b)     Parent has received and accepted the Equity Commitment Letter from the Equity Investor pursuant to which the Equity Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein (the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing Commitments”). The equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letters and the fee letter referenced in each Debt Commitment Letter (each, a “Fee Letter” and together, the “Fee Letters”) (except that the fee amounts and other commercially sensitive information set forth therein have been redacted). There are no agreements, side letters or arrangements, other than the Commitment Letters and the Fee Letters, to which Parent or Merger Sub is a party relating to any of the Financing Commitments that could affect the availability of the Financing.

(c)     Assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, except as expressly set forth in the applicable Commitment Letter and the applicable Fee Letter, as of the date hereof, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or the Equity Investor to provide the Equity Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing intended to be funded on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and the completion of the Marketing Period, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing Commitments will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the Closing Date.

(d)     Assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and the accuracy of the Company’s representations and warranties, the Financing, when funded in accordance with the Commitment Letters, will provide Parent and Merger Sub with cash proceeds on the Closing Date (after netting out applicable fees, expenses, original issue discount and similar premiums and charges payable by Parent or Merger Sub) sufficient for the satisfaction of Parent’s and Merger Sub’s obligations to (i) pay the aggregate Merger Consideration, (ii) pay any fees and expenses of or payable by Parent or Merger Sub and/or the Surviving Corporation and its Subsidiaries, and (iii) pay all other amounts required to be paid by Parent or Merger Sub on the Closing Date to consummate the Transactions.

(e)     As of the date hereof, the Commitment Letters are (i) valid and binding obligations of Parent and/or Merger Sub, as applicable, and, to the Knowledge of Parent and Merger Sub, of each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law) and (ii) in full force and effect. As of the date hereof, assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and the accuracy of the Company’s representations and warranties, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of Parent under the terms and conditions of the Commitment Letters. Parent and Merger Sub have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. None of the Commitment Letters has been modified, amended or altered as of the date hereof and none of the respective commitments under any of the Commitment Letters have been reduced, withdrawn or rescinded in any respect as of the date hereof.

(f)     In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by or to Parent, Merger Sub or any of its or their Affiliates or any other financing transaction be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

(g)     Neither Parent nor Merger Sub, nor any of their respective Affiliates, is a party to any Contract, or has made or entered into any formal or informal arrangement or other understanding (whether or not binding), with any other Person that has or would have the effect of limiting or prohibiting the right or ability of such Person to provide any other Person with financing or other potential sources of capital (whether equity, debt, rollover or a hybrid thereof) in connection with the Merger or any other transaction contemplated by this Agreement or any alternatives thereto.

Section 5.08     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub, the Equity Investor or any of their Subsidiaries or Representatives.

Section 5.09     Ownership of Company Shares. As of the date hereof, other than as a result of this Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the DGCL.

Section 5.10     Certain Actions. Other than this Agreement, there are no Contracts (whether oral or written) between Parent, Merger Sub, the Equity Investor or any of their respective Affiliates, on the one hand, and any Beneficial Owner of outstanding Shares or any member of the Company’s management or the Company Board, on the other hand (a) relating in any way to the Shares, the Transactions and/or the employment or to the ownership or operations of the Company after the Effective Time, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.11     Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Sub and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on the accuracy or completeness of any information concerning the Company or its Subsidiaries or their respective financial condition, business, results of operation, assets or liabilities, furnished or made available to Parent and Merger Sub and each of their respective Representatives or on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives, other than the representations and warranties of the Company set forth in Article IV of this Agreement (as qualified by the Company Disclosure Schedule) and in any certificate delivered pursuant to the express terms of this Agreement.

Section 5.12     Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges and agrees that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.13     Solvency. On the Closing Date, immediately after giving effect to the consummation of the Transactions (including the Merger and the Financing) and assuming (x) the accuracy in all material respects of the representations and warranties of the Company and its Subsidiaries contained in Article IV hereof, (y) the satisfaction of the conditions in Section 8.01 and Section 8.02, and (z) any estimates, projections, or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be true and correct, (a) the fair value (determined on a going concern basis) of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, will be greater than the total amount of their liabilities, taken as a whole; (b) the Surviving Corporation and its Subsidiaries will be able to pay their debts and obligations in the ordinary course of business as they become due; and (c) the Surviving Corporation and its Subsidiaries will have adequate capital to carry on their respective businesses.

Section 5.14     Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and correct copy of the executed Limited Guarantee. The Limited Guarantee has been duly and validly authorized, validly executed and delivered, is in full force and effect and constitutes a legal, valid and binding obligation of the Equity Investor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Equity Investor under the Limited Guarantee.

Section 5.15     No Interests in Alcohol Beverage Manufacturer or Wholesaler. None of Parent, Merger Sub or any other person or entity who will be deemed, following the consummation of the Merger, to hold any direct or indirect ownership, management, or other interest in the Company, has or holds (or will, at the Closing, be deemed to have or hold) any ownership or interest, directly or indirectly, in the business, property, license, or management of any alcoholic beverage producer, rectifier, importer, or wholesaler in California or elsewhere within the meaning of Section 25500 et seq. of the California Business and Professions Code and the rules and regulations promulgated thereunder.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01     Conduct of Business by the Company Pending the Merger.

(a)     The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated, except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given if Parent does not object in writing within three (3) Business Days after a written request for such approval is delivered to Parent by the Company), the Company shall use commercially reasonable efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company shall use, and shall cause each of its Subsidiaries to use, their reasonable best efforts, consistent with past practice, to preserve their business organization and maintain their current relationships and goodwill with customers, suppliers, distributors, executives and other key employees and Governmental Authorities with which the Company or any of its Subsidiaries has material business relations as of the date hereof.

(b)     Except (i) as set forth in Section 6.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement, or (iv) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed and shall be deemed to have been given if Parent does not object in writing within three (3) Business Days after a written request for such approval is delivered to Parent by the Company, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated, directly or indirectly, do any of the following:

(i)     amend or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

(ii)     (A) transfer any Shares owned by any direct or indirect wholly-owned Subsidiary of the Company or (B) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for such capital stock, or any options, warrants or other rights of any kind to acquire any capital stock or such convertible or exchangeable securities, other than in connection with (x) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries (other than the transfer of any Shares owned by any direct or indirect wholly-owned Subsidiary of the Company), or (y) issuances required pursuant to employment agreements and Benefit Plans in effect on the date of this Agreement to the extent disclosed in the Company Disclosure Schedule;

(iii)     (A) sell, lease, license, convey, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, lease, license, conveyance, pledge or disposition of, or granting or placing of an Encumbrance on, any assets of the Company or any of its Subsidiaries, in each case having a current value in excess of Three Hundred Thousand Dollars ($300,000) in the aggregate, except (w) the sale of inventory in the ordinary course of business, (x) the sale of equipment used in the business of the Company and/or its Subsidiaries provided that such equipment is replaced with equipment of or for a similar purpose or function, (y) Permitted Encumbrances, and/or (z) any sale, pledge or disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(iv)     declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, voting securities, other equity interests or obligations convertible into or exchangeable for any shares of any of its capital stock;

(v)     reclassify, combine, split, adjust or subdivide any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, voting securities or other equity interests;

(vi)     acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than (x) the acquisition of assets, including inventory, for sale or resale in the ordinary course of business; (y) the acquisition of assets for the replacement of worn or non-operational fixtures in the ordinary course of business; or (z) with a value or purchase price (including the value of assumed liabilities) not in excess of One Million Dollars ($1,000,000) in any transaction or a related series of transactions or acquisitions;

(vii)     other than pursuant to any agreements existing as of the date hereof, incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to, or investments in, any Person which are (A) in excess of Two Hundred Fifty Thousand Dollars ($250,000) individually or Five Hundred Thousand ($500,000) in the aggregate or (B) not prepayable without fee or penalty;

(viii)     (A) make any capital expenditure which is in excess of Two Hundred Fifty Thousand Dollars ($250,000) or a series of capital expenditures which are, in the aggregate, in excess of Five Hundred Thousand ($500,000), except as set forth in the budget delivered to Parent prior to the date hereof or (B) fail to make any capital expenditure or commitment for capital expenditure in excess of Two Hundred Fifty Thousand Dollars ($250,000) or a series of capital expenditures or commitments for capital expenditures which are, in the aggregate, in excess of Five Hundred Thousand ($500,000) contemplated in the budget delivered to Parent prior to the date hereof that is projected to occur prior to the Closing;

(ix)     except as required under applicable Law or the terms of any Benefit Plan or Collective Bargaining Agreement in effect on the date hereof to the extent disclosed in the Company Disclosure Schedule, (A) increase the compensation payable or to become payable or the benefits provided to any Service Provider; (B) grant, enter into or amend any severance, retention or termination pay to, or enter into or amend any employment, independent contractor, bonus, change in control or severance agreement with, any current or former Service Provider; (C) establish, adopt, enter into or amend any collective bargaining agreement (or other agreement with a labor union or other labor organization) or Benefit Plan for the benefit of any current or former Service Provider or any of their beneficiaries;  (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan; (E) accelerate the vesting or payment of any compensation or benefit under any Benefit Plan other than to the extent required by the terms of this Agreement; (F) change any actuarial assumption used to calculate funding obligations with respect to any Benefit Plan, except to the extent required by applicable Law, or change the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined or (G) hire or terminate the employment (other than for cause) of any officer or any Service Provider with annualized base salary of $150,000 or more;

(x)     settle, offer or propose to settle, release or forgive (A) any claim, litigation or arbitration in excess of $250,000 in the aggregate, (B) any stockholder litigation or dispute against the Company or any of its officers or directors or (C) any Action or other claim or dispute that relates to the Transactions;

(xi)     make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable GAAP or applicable Law or changes required by the Financial Accounting Standards Board or as advised by the Company’s independent registered public accounting firm;

(xii)     make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, take any action to incur any material amount of taxable income as a result of any deferred intercompany gain or excess loss account described in Treasury Regulations under 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law) or materially change any method of Tax accounting;

(xiii)     enter into, amend, modify, extend, or terminate (other than pursuant to an expiration in accordance with its terms), or waive any rights under, any Material Contract or Material Lease (or Contract or Lease that would be a Material Contract or Material Lease if such Contract or Lease had been entered into prior to the date hereof);

(xiv)     cancel, delay or otherwise extend the payment date of any of its accounts payable, accelerate the collection of any of its accounts receivable or otherwise change any of its cash management practices, in each case other than in the ordinary course of business consistent with past practice;

(xv)     fail to make any filing, pay any fee, or take any other reasonable step to maintain the ownership, effectiveness, validity, or enforceability of any material Intellectual Property Right;

(xvi)     fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xvii)     approve or materially amend any annual budget of the Company or any of its Subsidiaries.

(c)     In addition, between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated, the Company and its Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed (taking into account any extensions of time within which such Tax Returns may be filed), (ii) timely pay all Taxes shown to be due and payable on such Tax Returns, and (iii) promptly notify Parent of any written notice of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters.

(d)     Promptly, and in any event within five (5) Business Days following the date of this Agreement, the Company or its Subsidiaries, as applicable, shall request, with respect to each Multiemployer Plan, all information and documentation available to the Company or its Subsidiaries by reason of Sections 101(k) or 104(d) of ERISA, and shall use commercially reasonable efforts to obtain such information and documentation prior to the Effective Time. Any information or documentation obtained by reason of this Section 6.01(d) shall be provided to Parent no later than three (3) Business Days following receipt thereof by the Company or its Subsidiaries, as applicable.

Section 6.02     Intentionally Omitted.

Section 6.03     No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01     Information Statement.

(a)     As soon as reasonably practicable but, in any event, within eighteen (18) Business Days following the date of this Agreement, the Company shall prepare and file with the SEC a preliminary information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act (as amended or supplemented, the “Preliminary Information Statement”) relating to this Agreement and the Transactions. The Company shall (i) respond to any comments of the SEC with respect to the Preliminary Information Statement; (ii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; and (iii) cause a definitive Information Statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act (as amended or supplemented, the “Information Statement”), to be mailed to the holders of Shares promptly after the date that the SEC confirms it has no further comments. The Company and Parent shall cooperate to: (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings; and (B) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law.

(b)     Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Preliminary Information Statement and the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Preliminary Information Statement and the Information Statement and resolution of comments of the SEC or its staff related thereto. Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Preliminary Information Statement and the Information Statement, at the time of the mailing of the Information Statement or any amendments or supplements thereto, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Information Statement. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Preliminary Information Statement and the Information Statement promptly following request therefor from the Company.

(c)     The Company will cause the information relating to the Company and its Subsidiaries supplied by it for inclusion in the Preliminary Information Statement and the Information Statement, at the time of the mailing of the Information Statement or any amendments or supplements thereto, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement.

Section 7.02     Stockholders’ Written Consent. Immediately following the execution and delivery of this Agreement, the Company shall take, in accordance with applicable Law, including Section 228 and Section 262 of the DGCL, and its certificate of incorporation and bylaws, all action necessary to seek and obtain the Company Stockholder Approval by irrevocable written consent of the holders of a majority of the Shares (the “Stockholders’ Written Consent”) pursuant to the Initial Stockholders’ Written Consent, the Letter Agreement and the Final Stockholders’ Written Consent. As soon as practicable after receipt of each of the following, the Company will provide Parent with a facsimile copy of each of (a) the signed Initial Stockholders’ Written Consent, (b) the signed Letter Agreement and (c) the signed Final Stockholders’ Written Consent, in each case, certified as true and complete by an executive officer of the Company. If (i) the signed Initial Stockholders’ Written Consent or the signed Letter Agreement is not delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement or (ii) the obligations set forth in Section 1 of the Letter Agreement are not satisfied in accordance with the terms and conditions of the Letter Agreement, including the delivery of the Final Stockholders’ Written Consent to the Company and Parent as provided therein, Parent shall have the right to terminate this Agreement as set forth in Section 9.01(c)(iii).

Section 7.03     No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement.

(a)     From and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, and shall cause each of its Subsidiaries and its Subsidiaries’ Representatives not to, directly or indirectly:

(i)     solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal; or

(ii)     engage in, continue or otherwise participate in any discussions, inquiries or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) that could reasonably be expected to lead to the making, submission or announcement of, or could reasonably be expected to encourage or assist, an Acquisition Proposal; or

(iii)     approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal; or

(iv)     otherwise knowingly facilitate an effort to make an Acquisition Proposal.

(b)     Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Stockholder Approval, the Company, its Subsidiaries, the Company’s Representatives and its Subsidiaries’ Representatives may:

(i)     grant a waiver, amendment or release under any standstill agreement that the Company Board believes in good faith would prohibit any Person or group of Persons from making an Acquisition Proposal in the absence of such waiver, amendment or release;

(ii)     following the receipt of an Acquisition Proposal, contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof;

(iii)     following the receipt of an Acquisition Proposal, provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly make available to Parent any material non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously or concurrently made available to Parent or its Representatives; provided further that the Company shall not, and shall not permit its Subsidiaries to, reimburse or agree to reimburse the expenses of any third party (other than the Representatives of the Company and the Company’s Subsidiaries) in connection with an Acquisition Proposal; and/or

(iv)     following the receipt of an Acquisition Proposal, engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(iii) or Section 7.03(b)(iv), the Company Board (or any committee thereof) shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; provided further that no action shall be taken pursuant to this Section 7.03(b) in respect of any Acquisition Proposal made in violation of the terms hereof.

(c)     Except as set forth in Section 7.03(d), neither the Company Board nor any committee thereof shall (i) (x) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Recommendation, (y) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or any letter of intent or agreement in principle with respect to an Acquisition Proposal, or (z) agree or resolve to take, or publicly announce any intention to take, any of the actions set forth in clauses (x) through (z) above (any action described in this clause (c)(i), a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d)     Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Stockholder Approval, the Company Board (or any committee thereof) may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, if and only if:

(i)     (1) with respect to a Change in the Company Recommendation as a result of an event, development or change in circumstances that first occurs, arises or becomes known after the date of this Agreement (other than the receipt, existence or terms of any Acquisition Proposal, which is subject to clause (2) below, or any matter relating thereto or consequence thereof), the Company Board (or any committee thereof) determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement, the Company Board (or any committee thereof) determines in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(ii)     prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement, (A) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Company Board (or any committee thereof) has resolved to effect a Change in the Company Recommendation or to terminate this Agreement, describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and contain unredacted copies of all relevant documents including any financing commitments (other than redacted fee letters, which may be provided in lieu of unredacted fee letters) relating to such Acquisition Proposal), and (B) the Company shall cause its financial and legal advisors to, during the entirety of the period beginning at 5:00 p.m. Los Angeles Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Los Angeles Time or any day other than a Business Day, beginning at 9:00 a.m. Los Angeles Time on the next Business Day) and ending three (3) Business Days later at 5:00 p.m. Los Angeles Time negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to obviate the need for the Company Board to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement; provided that, in the event of any material amendment to the financial terms or any other material amendment of such Acquisition Proposal, a new Change of Termination Notice shall be provided by the Company to Parent, and the Company shall be required to comply again with the requirements of this Section 7.03(d)(ii), except that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period (any notice period applicable pursuant to this Section 7.03(d)(ii), the “Notice Period”);

(iii)     after the Notice Period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that (1) with respect to a Change in the Company Recommendation, the failure to effect a Change in the Company Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement, such Acquisition Proposal continues to constitute a Superior Proposal, and shall have provided to Parent a written summary of the basis of such determination, with reasonable advance notice to Parent;

(iv)     in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a); and

(v)     the Company shall have complied in all material respects with its obligations under this Section 7.03.

(e)     Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or any committee thereof) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer); provided that if such disclosure includes a Change in the Company Recommendation, has the substantive effect of withdrawing or adversely modifying the Company Recommendation or does not contain either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that nothing contained in this Agreement shall prohibit the Company or the Company Board from making a statement that the Company Board or any committee thereof has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act).

(f)     The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if it becomes aware that any written Acquisition Proposal is received by, any non-public information is requested from, or any discussions, inquiries or negotiations are sought to be initiated or continued with, the Company or the Company Board (or any committee thereof) indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers and providing unredacted copies of all relevant documents including any financing commitments (other than redacted fee letters, which may be provided in lieu of unredacted fee letters) relating thereto, and thereafter shall keep Parent promptly informed of the status and terms of any such proposals or offers (including any amendments thereto that are material in any respect) and the status of any such discussions, inquiries or negotiations. None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement or Contract with any person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal, or otherwise to limit in any way the rights of Parent or Merger Sub pursuant to this Section 7.03.

Section 7.04     Access to Information; Confidentiality.

(a)     From the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent, Parent’s Representatives and the Lenders and their Representatives (provided the Lenders have signed joinders acknowledging and agreeing that they agree to be bound by the terms of the Confidentiality Agreement applicable to “Representatives,” as defined therein) reasonable access, during normal business hours and upon prior reasonable written notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof (other than, subject to Section 7.03, any such matters that relate to the negotiation and execution of this Agreement or to transactions alternative to the transactions contemplated by this Agreement); and (ii) furnish Parent, Parent’s Representatives and the Lenders and their Representatives (provided the Lenders have signed joinders acknowledging and agreeing that they agree to be bound by the terms of the Confidentiality Agreement applicable to “Representatives,” as defined therein) with such information concerning its business, properties, contracts, assets, liabilities, personnel and other information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would in the reasonable judgment of the Company, after consultation with outside counsel, jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, or violate any Law or Order (it being understood by the parties that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation, and shall, to the extent it does withhold access to, or fails to disclose, information in accordance with the foregoing proviso, give notice to Parent of the fact that it has done so) or unreasonably disrupt the business and operations of the Company.

(b)     All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement, except as otherwise contemplated by Section 7.08(f). Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

(c)     No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05     Directors’ and Officers’ Indemnification and Insurance.

(a)     The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any certificate of incorporation (or other equivalent organizational document) or bylaws (or other equivalent organizational document) of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation (or other equivalent organizational document) and bylaws of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

(b)     Prior to the Effective Time, the Company shall purchase a six year “tail” prepaid policy on the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) on terms with respect to the coverage and amounts that are equivalent to those of the Company’s current D&O Insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.

(c)     In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(d)     The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(e)     The agreements and covenants contained in this Section 7.05 shall not be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to or shall be construed to release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.06     Notification of Certain Matters.

(a)     From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)     From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

Section 7.07     Reasonable Efforts; Further Action.

(a)     Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including (i) using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials (collectively “Governmental Consents”) and parties to Contracts that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such Governmental Consents, approvals, authorizations, qualifications and Orders and (ii) using reasonable best efforts to give applicable notice to third parties (other than Governmental Authorities) and thereafter will use reasonable best efforts to obtain at the earliest practicable date the third party consents set forth on Section 7.07 of the Company Disclosure Schedule; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 shall be prohibited by this sentence.

(b)     Subject to the terms and conditions herein provided, the Company and Parent shall cooperate with each other in (1) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any Governmental Authorities and (2) to the extent not made prior to the date hereof, timely making or causing to be made all such applications and filings as reasonably determined by Parent and the Company as promptly as practicable. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any request under or with respect to the HSR Act, any other Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice, or any other Governmental Authority in connection with such applications or filings or the Merger. Without limiting the foregoing, each of Parent and the Company shall as promptly as reasonably practicable (but in no event later than ten (10) Business Days after the date hereof) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby. Each of the Company and Parent shall take all appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable after the date of such filing.

(c)     Each party hereto shall promptly notify the others of any material communication it receives from any Governmental Authority relating to any filing or submissions under the HSR Act or other applicable antitrust, competition or fair trade Laws. Each party agrees to provide promptly to the other parties all information and assistance reasonably necessary in connection with preparing and submitting such filings and obtaining the relevant approvals, consents or expiration of waiting periods in relation to such filings.

(d)     Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand shall, subject to applicable law, (i) permit counsel for the other party to review in advance and consider in good faith the views of the other party in connection with any proposed written communications with Governmental Authorities concerning the Transactions under the HSR Act or other applicable antitrust, competition or fair trade Laws, and (ii) provide counsel for the other party with copies of all filings made by such party to any antitrust, competition, or fair trade Governmental Authority and all correspondence between such party (and its advisors) and any antitrust, competition, or fair trade Governmental Authority, and any other information supplied by such party and such party’s Affiliates to or received from any antitrust, competition, or fair trade Governmental Authority in connection with the proposed Transactions, provided, however, that such materials may be redacted (A) to remove references concerning the valuation of the Company and (B) as necessary to address reasonable privilege and confidentiality concerns.

(e)     Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal except those Actions which may arise from or out of a Superior Proposal accepted by the Company or the Company Board.

(f)     Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub and deliver to the Company evidence of its irrevocable vote or action by written consent so approving and adopting this Agreement.

(g)     Notwithstanding anything in this Agreement to the contrary, in no event will any party hereto or any of their Affiliates (including, after the Effective Time, the Surviving Corporation) be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or asset.

Section 7.08     Obligations of Merger Sub and Parent Subsidiaries.

(a)     Subject to the other provisions of this Agreement, and taking into account the anticipated timing of the Marketing Period, Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions necessary to obtain, or cause to be obtained, the proceeds of the Financing on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Commitment Letters until the funding of the Financing at or prior to Closing, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent in all material respects with the terms and conditions contained in each Debt Commitment Letter (including any related “flex” provisions) or on other terms not less favorable to Parent and Merger Sub (as determined by Parent in good faith) than the terms and conditions (including the “flex” provisions) contemplated by the Debt Financing Commitments and (iii) satisfy (or obtain a waiver of) all conditions applicable to Parent and Merger Sub to obtaining the Financing that are within their control, and Parent and/or Merger Sub shall, if necessary, fully enforce the obligations of the other parties to the Financing Commitments and Definitive Agreements, if any; provided, that this covenant shall not require Parent or Merger Sub to commence any action against any of the other parties to the Debt Financing Commitments or Definitive Agreements, if any.

(b)     Parent and Merger Sub shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), (i) permit any amendment or modification to, or any waiver of, any material provision or remedy under, or replace, any of the Commitment Letters if such amendment, modification, waiver, or replacement (A) would add any new (or modify any existing) condition to the Financing Commitments (unless such new condition or modified condition would not reasonably be expected to prevent, impede or delay the consummation of the Financing), (B) reduces the aggregate amount of the Financing intended to be funded on the Closing Date unless the Equity Financing or Debt Financing is increased by a corresponding amount (or Merger Sub may draw upon an available revolver to fund an amount equal to such reduction), (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements, if any, to require such parties to provide the Debt Financing or Equity Financing, as applicable, or (D) would reasonably be expected to prevent, impede or delay the consummation of the Financing or (ii) terminate any Commitment Letter unless such Commitment Letter is replaced with another commitment letter that would not result in any of the items described in clause (i)(A) through (D) of this sentence (collectively, the “Restricted Financing Commitment Amendments”) (provided that the existence or exercise of “flex” provisions which do not permit a reduction in the aggregate amount of the Financing shall not constitute a Restricted Financing Commitment Amendment; and provided, further, that Parent and/or Merger Sub may amend or modify, or waive any provision or remedy under, the Financing Commitments if such amendment, modification or waiver is not a Restricted Financing Commitment Amendment, it being understood that any amendment or modification solely to add lenders, lead arrangers, bookrunners, syndication agents and similar entities (and make incidental or conforming amendments or modifications to reflect the addition of any such lenders, lead arrangers, bookrunners, syndication agents and similar entities) shall not be a Restricted Financing Commitment Amendment). Upon any such amendment, supplement, modification or replacement of the Debt Financing Commitments or the Equity Financing Commitments in accordance with this Section 7.08(b), the terms “Debt Financing Commitments” and “Equity Financing Commitments” shall mean, other than for purposes of representations and warranties made as of the date hereof in Section 5.07, the Debt Financing Commitments and the Equity Financing Commitments, respectively, as so amended, supplemented, modified or replaced.

(c)     In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, to the extent such portion is necessary to consummate the Merger, Parent shall (i) promptly notify the Company of such unavailability and (ii) use reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing (in an amount sufficient, when taken together with other sources of funds available to Parent, to replace such unavailable portion) from the same or other sources and on terms which would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Financing, the Merger or the other Transactions. For the purposes of this Agreement, other than for purposes of representations and warranties made as of the date hereof in Section 5.07, the terms “Debt Commitment Letter” and “Debt Financing Commitments” shall be deemed to include any commitment letter (or similar agreement) or commitment with respect to any alternative debt financing arranged in compliance herewith (and any Debt Commitment Letter and Debt Financing Commitment remaining in effect at the time in question) and all references to the Lenders shall include the persons providing or arranging such alternative debt financing. For the purposes of this Agreement, other than for purposes of representations and warranties made as of the date hereof in Section 5.07, the terms “Equity Commitment Letter” and “Equity Financing Commitments” shall be deemed to include any commitment letter (or similar agreement) or commitment with respect to any alternative equity financing arranged in compliance herewith (and any Equity Commitment Letter and Equity Financing Commitment remaining in effect at the time in question).

(d)     Parent shall provide the Company with prompt written notice of (A) any material breach or default by any party to any Commitment Letters or the Definitive Agreements, if any, of which Parent or Merger Sub has Knowledge or any termination of any of the Commitment Letters of which Parent or Merger Sub has Knowledge, (B) the receipt of any written notice or other written communication from any Lender or Equity Investor with respect to (1) any actual or potential breach, default, termination or repudiation by any party to any Commitment Letters or the Definitive Agreements, if any, of any provision thereof, and (2) any material dispute or disagreement between or among any parties to any of the Commitment Letters or the Definitive Agreements, if any, with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, in the case of clauses (1) and (2) that would reasonably be expected to result in Merger Sub not receiving the proceeds of the Financing on the Closing Date. Parent shall keep the Company reasonably informed of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, compliance by Parent with this Section 7.08(d) shall not relieve Parent or Merger Sub of its respective obligation to consummate the transactions contemplated by this Agreement at the time specified in Section 2.02 whether or not the Financing is available, subject to the fulfillment or waiver of the conditions set forth in Article VIII.

(e)     Nothing in this Section 7.08 or any other provisions of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) seek the Equity Financing from any source other than the Equity Investor or in any amount in excess of that contemplated by the Equity Commitment Letter, (ii) seek or accept Debt Financing on terms less favorable than those set forth in the Debt Commitment Letters (including the “flex” provisions) provided on the date of this Agreement, (iii) waive any term or condition of this Agreement or (iv) pay any fees in excess of those contemplated by the Financing Commitments (whether to secure waiver of any conditions contained therein or otherwise). In the event Parent or Merger Sub is required pursuant to this Section 7.08 to provide any information that is subject to attorney-client or similar privilege, Parent or Merger Sub may withhold disclosure of such information to the same extent the Company may withhold disclosure of comparable information pursuant to Section 7.04(a).

(f)     Prior to the Closing, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, cooperate with Parent to the extent reasonably requested by Parent in connection with the arrangement of the Debt Financing, including (i) participation at reasonable times in a reasonable number of meetings, presentations, rating agency sessions and sessions with prospective financing sources (including the Lenders and/or investors in the Debt Financing), and due diligence sessions, including direct contact between senior management and the other representatives of the Company and its Subsidiaries, on the one hand, and the actual and potential financing sources and potential lenders or investors in the Debt Financing (including the Lenders), on the other hand (provided that any meeting, presentation or direct contact with the Chief Executive Officer of the Company, to the extent necessary, may, at his option, be via video conference), (ii) reasonably assisting Parent, Merger Sub and their financing sources (including the Lenders) in the preparation of materials for rating agency presentations and bank books, lender and investor presentations, bank information memoranda, business projections, or other marketing documents, in each case to the extent that it relates to Company or its Subsidiaries, customarily used to arrange the Financing contemplated by the Commitment Letters, and identifying any portion of the information that constitutes material, non-public information, (iii) reasonably cooperating with the marketing efforts of Parent and/or Merger Sub and their financing sources (including the Lenders) for any portion of the Financing, (iv) furnishing the Parent, Merger Sub and their financing sources and potential lenders or investors in the Debt Financing (including the Lenders) with (x) the financial statements regarding the Company and its Subsidiaries necessary to satisfy the condition set forth in paragraph 4 of Exhibit C to the BMO Debt Commitment Letter and paragraph 3 of Exhibit B to the Crescent Commitment Letter (or, in each case, the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required pursuant to this Section 7.08), (y) all information contemplated by paragraph 8 of Exhibit C to the BMO Commitment Letter (or the analogous provision in any amendment, modification, supplement, restatement or replacement thereof permitted or required pursuant to Section 7.08) and (z) such other pertinent financial and other information as Parent, Merger Sub or financing sources (including the Lenders) shall request in order to consummate the Debt Financing or as is customary for the arrangement of loans contemplated by the Debt Financing, (v) facilitating the granting of security interests (and perfection thereof) in collateral, or the execution and delivery of guarantees, mortgages, other definitive financing documents or other certificates or documents to the extent constituting a condition to any Lender’s obligation to fund any portion of the Debt Financing by the applicable Debt Commitment Letter (or otherwise required by such applicable Debt Commitment Letter), including obtaining releases of existing Liens; provided, that any grants of security interests or obligations and releases of Liens contained in all such agreements and documents shall be subject to the occurrence of the Effective Time, (vi) obtaining a certificate of the chief financial officer or person performing similar functions of the Company solely on behalf of the Company and not in such person’s individual capacity in the form attached to each Debt Commitment Letter with respect to solvency matters and delivering customary authorization letters with respect to the bank information memoranda, (vii) furnishing all documentation and other information required by a Governmental Authority under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and its Subsidiaries, (viii) taking corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company, (ix) reasonably assisting in the preparation, execution and delivery of one or more credit agreements, note purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent, (x) reasonably cooperating in satisfying the conditions precedent set forth in the Commitment Letters or any definitive document relating to the Financing to the extent satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries, (xi) using reasonable best efforts to ensure that the financing sources (including the Lenders) benefit from existing lending relationships of the Company and its Subsidiaries and (xii) to the extent constituting a condition to any Lender’s obligation to fund any portion of the Debt Financing by the applicable Debt Commitment Letter (or otherwise required by such applicable Debt Commitment Letter), obtaining consent letters, waivers, legal opinions, surveys, appraisals, environmental reports, title insurance and insurance certificates and endorsements at the expense of, and as reasonably requested by, Parent or Merger Sub on behalf of the financing sources (including the Lenders); provided, that (i) in no event shall the Company or any of its Subsidiaries be required to enter into any agreement unless such agreement is contingent upon the Closing (other than customary representation and authorization letters in any marketing materials for the Debt Financing) and (ii) (A) neither the Company nor any Persons who are directors of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than those that are contingent upon the occurrence of the Effective Time or effective on or after the occurrence of the Effective Time) and (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing (other than customary representation and authorization letters in any marketing materials for the Debt Financing) and (C) none of the Company or its Subsidiaries nor any of their respective Representatives shall be required to pay any commitment or other similar fee or incur any other out-of-pocket cost or expense that is not reimbursed by Parent or Merger Sub pursuant to the second succeeding sentence of this Section 7.08(f). Nothing contained in this Section 7.08(f) or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for, from and against any and all Losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 7.08(f) and any information utilized in connection therewith (other than (x) information provided by the Company or its Subsidiaries and (y) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries).

(g)     The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries. The Company hereby expressly authorizes the use of the financial statements and other information provided hereunder for purposes of the Financing and is not aware of any limitation on the use of such financial statements required by any independent accountant, it being understood that such authorization shall not include circumstances (if any) that would require the delivery by Moss Adams LLP of a consent to the inclusion of its audit opinions under such financial statements.

(h)     All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 7.08 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided, that notwithstanding the terms of the Confidentiality Agreement, Parent, Merger Sub and their representatives may provide such information to their financing sources (including the Lenders), potential sources of capital and to rating agencies and prospective lenders and investors during marketing of the Financing, subject to customary confidentiality arrangements with such Persons regarding such information.

(i)     Notwithstanding anything herein to the contrary, the sole and exclusive remedy of the Company and any Company Related Party against Parent, the Debt Financing Sources and their respective Affiliates for any and all losses, claims, expenses, liabilities or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Debt Financing, the Debt Financing Commitments (and the termination thereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis of such termination will be enforcement of specific performance against Parent and Merger Sub to the extent and only to the extent provided in Section 10.06 or termination of this Agreement and payment by Parent of the Parent Breach Termination Fee or Parent Non-Breach Termination Fee, as applicable, to the extent and only to the extent provided in Section 9.03 and none of the Debt Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the Financing Commitments or the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination upon payment of such amounts. In addition, without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto, the Company and any of its Affiliates or shareholders hereby waive any rights or claims against the Debt Financing Sources and hereby agree that in no event shall the Financing Sources have any liability or obligation to the Company, any of its Subsidiaries or any of its Affiliates or shareholders and in no event shall the Company or any of its Affiliates or shareholders seek or obtain any other damages of any kind against any Debt Financing Source (including consequential, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Commitments or the transactions contemplated hereby or thereby.

Section 7.09     Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger or any of the other Transactions; provided, however, that this Section 7.09 shall terminate upon a Change in the Company Recommendation or termination of this Agreement.

Section 7.10     Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NASDAQ to enable (a) delisting from NASDAQ by the Surviving Corporation as promptly as practicable after the Effective Time, and (b) deregistration under the Exchange Act by the Surviving Corporation as promptly as practicable after such delisting. The Surviving Corporation shall use its commercially reasonable efforts to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 7.11     Section 16 Matters. Prior to the Effective Time, the Company shall use reasonable best efforts, including in accordance with the interpretive guidance set forth by the SEC, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12     Takeover Statute. If the restrictions of any takeover statute are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective reasonable best efforts promptly (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute on the Merger and the other Transactions.

Section 7.13     Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and/or its Subsidiaries as may be designated by Parent.

Section 7.14     Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Action commenced or, to the Company’s Knowledge on the one hand or Parent’s Knowledge on the other hand, threatened against such party which relates to this Agreement and the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder Action against the Company and/or its directors relating to the Transactions, and shall keep Parent promptly informed of any developments regarding the same.

Section 7.15     Employee Matters.

(a)     From and after the Effective Time, Parent shall cause the Surviving Corporation to honor the agreements set forth on Section 4.10(a) of the Company Disclosure Schedule (collectively, the “Collective Bargaining Agreements”). During the one (1)-year period commencing with the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to each employee of the Company who is then an employee of the Surviving Corporation and to each employee of any of its Subsidiaries, in either case, whose terms and conditions of employment are not governed by any Collective Bargaining Agreements (each, a “Non-Union Company Employee” and together, the “Non-Union Company Employees”) a base salary or wage rate at least equal to such Non-Union Company Employee’s base salary or wage rate in effect as of immediately prior to the Effective Time and compensation and benefits (other than equity-based compensation) that are, in the aggregate for all such Non-Union Company Employees as a group, no less favorable than to the compensation and benefits being provided to Non-Union Company Employees immediately prior to the Effective Time. In addition, Parent shall cause the Surviving Corporation and its Subsidiaries to assume and honor the performance by the Surviving Corporation and its Subsidiaries, as applicable, of the terms of the Contracts set forth in Section 7.15(a) of the Company Disclosure Schedule.

(b)     For purposes of eligibility, determination of level of benefits (other than defined benefit accruals) and vesting under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Surviving Corporation or any respective Subsidiary and Affiliate thereof providing benefits to any Non-Union Company Employees after the Closing Date (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Non-Union Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing Date, to the same extent as such Non-Union Company Employee was entitled, before the Closing Date, to credit for such service under any similar Benefit Plan (except to the extent such service credit will result in the duplication of benefits). In addition, and without limiting the generality of the foregoing: (i) each Non-Union Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Non-Union Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Non-Union Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents (to the extent such conditions were waived or satisfied immediately prior to the Closing Date), and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such Non-Union Company Employee and his or her covered dependents under a Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Non-Union Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)     The parties hereto acknowledge and agree that all provisions contained in this Section 7.15 are included for the sole benefit of the respective parties hereto and shall not create any right, including any third-party beneficiary right, (i) in any employee, former employee or any participant or any beneficiary thereof in any Benefit Plan, Multiemployer Plan or New Plan, or (ii) to employment or continued employment or any term or condition of employment with the Company, Parent, the Surviving Corporation or any respective Subsidiary or Affiliate thereof. Nothing in this Agreement, express or implied, shall (i) be construed as an amendment to or adoption of any Collective Bargaining Agreement, Benefit Plan, Multiemployer Plan or any other employee benefit or compensation plan, program or arrangement of the Company, Parent, or any Affiliate of either, or (ii) interfere with or limit the Parent’s, the Surviving Corporation’s or any of their Affiliates ability to amend, modify or terminate any Collective Bargaining Agreement, Benefit Plan or any other benefit or compensation plan, program, agreement, policy, contract or arrangement or to terminate the employment of any employee of the Surviving Corporation or the Subsidiaries for any reason, provided that the Surviving Corporation and the Subsidiaries shall be subject to the provisions of Section 7.15(a).

Section 7.16     FIRPTA Certificate. On or prior to the Effective Time, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2(c)(3), certifying that the consideration payable under this Agreement is exempt from withholding under Section 1445 of the Code.

Article VIII

CONDITIONS TO THE MERGER

Section 8.01     Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)     Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)     No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect as of the Effective Time and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

(c)     HSR Waiting Period. The waiting period under the HSR Act (and any extensions thereof) relating to the Merger shall have expired or been earlier terminated.

Section 8.02     Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)     Representations and Warranties. (i) Except for the representations and warranties in Section 4.03 (Capitalization), Section 4.04 (Authority Relative to This Agreement; Vote Required), Section 4.06(b) (FCPA), Section 4.06(c) (Patriot Act; OFAC), Section 4.08(b) (Absence of Certain Changes or Events), Section 4.19 (Anti-Takeover Provisions) and Section 4.20 (Brokers), the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (in each case, except to the extent any such representation or warranty is expressly made as of a specific date, in which case such representation or warranty shall be true and correct as of such specific date only); provided, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and instead, for purpose of this condition, such representations and warranties of the Company shall be deemed to be true and correct where the failure of such representations and warranties of the Company to be so true and correct has not constituted and would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties in Section 4.03 (Capitalization), Section 4.04 (Authority Relative to This Agreement; Vote Required), Section 4.06(b) (FCPA), Section 4.06(c) (Patriot Act; OFAC) and Section 4.20 (Brokers) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date; and (iii) the representations and warranties in Section 4.08(b) (Absence of Certain Changes or Events) and Section 4.19 (Anti-Takeover Provisions) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date. Solely for purposes of clause (ii) of the preceding sentence, if one or more inaccuracies in the representations and warranties set forth in Section 4.03 (Capitalization) or Section 4.20 (Brokers) would cause damages to Parent or Merger Sub of $1 million or more, or would cause the aggregate amount required to be paid by Parent or Merger Sub to consummate the Merger on the Closing Date and pay all fees in connection therewith to increase by $1 million or more, such inaccuracy or inaccuracies will be considered material.

(b)     Agreements and Covenants. The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)     Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company on behalf of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

Section 8.03     Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)     Representations and Warranties. (i) Except for the representations and warranties in Section 5.03 (Authority Relative to This Agreement) and Section 5.05 (Operations of Merger Sub) the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (in each case, except to the extent any such representation or warranty is expressly made as of a specific date, in which case such representation or warranty shall be true and correct as of such specific date only); provided, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality, and instead, for purposes of this condition, such representations and warranties of Parent and Merger Sub shall be deemed to be true and correct where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not prevented or materially adversely affected and would not reasonably be expected to prevent or materially adversely affect, individually or in the aggregate, the ability of Parent or Merger Sub to consummate the Merger or any of the other Transactions; and (ii) the representations and warranties in Section 5.03 (Authority Relative to This Agreement) and Section 5.05 (Operations of Merger Sub) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date.

(b)     Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c)     Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent on behalf of Parent and Merger Sub, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01     Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time as follows:

(a)     by the mutual written consent of Parent and the Company duly authorized by the Parent Board and the Company Board (or any committee thereof), respectively; or

(b)     by either Parent or the Company if:

(i)     the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or intentional breach has been the primary cause of or resulted in, the failure of the Effective Time to occur on or before the End Date; provided, further, however, that Parent’s failure to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement solely as a result of the Lenders being unwilling or unable to provide the Debt Financing at or prior to the time the Closing was required to occur pursuant to the terms of this Agreement in circumstances under which Parent complied with its obligations under Section 7.08 shall not in any way limit its termination right pursuant to this Section 9.01(b)(i); provided, further, however, that nothing herein shall limit the Company’s rights pursuant to Section 9.01(d)(iii) or Section 9.03(c); or

(ii)     any Restraint having the effect set forth in Section 8.01(b) shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been the primary cause of the issuance of such final, non-appealable Restraint; or

(c)     by Parent:

(i)     if the Company shall have breached or failed to perform any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform (A) would result in a failure of the conditions set forth in Section 8.02(a) or Section 8.02(b) and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured (x) within twenty (20) Business Days following receipt of written notice by the Company from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent is not then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the failure of any condition set forth in Section 8.03 being satisfied; or

(ii)     if (x) there shall have been a Change in the Company Recommendation, (y)  there shall have been commenced a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal (whether or not a Superior Proposal) by a Person unaffiliated with Parent and, within twenty (20) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer or (z) the Company shall have entered into an Alternative Acquisition Agreement; or

(iii)     if (x) the signed Initial Stockholders’ Written Consent or the signed Letter Agreement has not been delivered to the Company and Parent within twenty-four (24) hours after the execution of this Agreement, or (y) the obligations set forth in Section 1 of the Letter Agreement are not satisfied in accordance with the terms and conditions of the Letter Agreement, including the delivery of the Final Stockholders’ Written Consent to the Company and Parent as provided therein; or

(d)     by the Company:

(i)     if Parent or Merger Sub shall have breached or failed to perform any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 8.03(a) or Section 8.03(b) or the failure of the Closing to occur, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured (x) within twenty (20) Business Days following receipt of written notice by Parent from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company is not then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the failure of any condition set forth in Section 8.02 being satisfied;

(ii)     prior to obtaining the Company Stockholder Approval, in order to enter into an Alternative Acquisition Agreement in accordance with Section 7.03(d), so long as the Company has complied with Section 7.03 and prior to or concurrent with such termination the Company pays to Parent the fee due under Section 9.03(a)(ii); or

(iii)     if (A) the Marketing Period has ended and all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub as of the date the Closing was required by Section 2.02 to have occurred, (B) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 8.03 and (C) the Merger shall not have been consummated within three (3) Business Days after the delivery of such notice; provided, that notwithstanding anything in Section 9.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement prior to the end of the third (3rd) Business Day following delivery of such notice.

Section 9.02     Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and, in reasonable detail, the reasons therefor and this Agreement shall forthwith become void, and there shall be no liability under this Agreement or in connection with the transactions contemplated hereby on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) that the Limited Guarantee, this Section 9.02 and Section 7.04(b), the expense reimbursement and indemnification provisions of Section 7.08(f), Section 9.03 and Article X hereof shall remain in full force and effect and (b) subject to Section 9.03(f) below, nothing in this Agreement shall relieve any party from liability for fraud or a knowing and intentional breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03     Fees and Expenses.

(a)     If this Agreement is validly terminated by

(i)     Parent pursuant to Section 9.01(c)(i) or Section 9.01(c)(iii) then, in any such event, the Company shall reimburse Parent promptly, but in any event no later than five (5) Business Days after Parent terminates this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(iii), for Parent’s reasonably documented costs and expenses incurred in connection with this Agreement and the Transactions (but in no event shall such reimbursement exceed Three Million Dollars ($3,000,000)), such payment to be made in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent; it being understood that Parent shall provide to the Company, concurrently with its notice of termination pursuant to Section 9.01(c)(i) or Section 9.01(c)(iii), a reasonably detailed description in writing of the costs and expenses for which reimbursement is to be made pursuant to this Section 9.03(a)(i); or

(ii)     Parent, pursuant to Section 9.01(c)(ii), or by the Company, pursuant to Section 9.01(d)(ii), then, in any such event, the Company shall pay to Parent or its designee (A) promptly, but in any event no later than five (5) Business Days after Parent terminates this Agreement pursuant to Section 9.01(c)(ii), or (B)  concurrently with the Company’s termination of this Agreement pursuant to Section 9.01(d)(ii), an amount equal to Eleven Million Seven Hundred Thousand Dollars ($11,700,000) (the “Company Termination Fee”), such payment to be made in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b)     In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or by Parent pursuant to Section 9.01(c)(i) or Section 9.01(c)(iii), (ii) neither Parent nor Merger Sub shall have materially breached any of its representations, warranties or covenants under this Agreement, (iii) after the date hereof and prior to the End Date a third party shall have publicly disclosed a bona fide Acquisition Proposal, and (iv) within twelve (12) months following the termination of this Agreement, the Company enters into a definitive agreement with respect to such publicly disclosed Acquisition Proposal or such publicly disclosed Acquisition Proposal is consummated, then, in any such case, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after such transaction is consummated.

(c)     If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) and at the time the Company is not permitted to terminate this Agreement pursuant to Section 9.01(d)(iii), then Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than three (3) Business Days) after the date of such termination a termination fee (the “Parent Breach Termination Fee”) of an amount equal to Thirty One Million Two Hundred Thousand Dollars ($31,200,000), such payment to be made in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company. If this Agreement is terminated by the Company pursuant to Section 9.01(d)(iii), then Parent shall pay or cause to be paid to the Company or its designees, promptly (but in any event no later than three (3) Business Days) after the date of such termination, a termination fee (the “Parent Non-Breach Termination Fee”) of an amount equal to Nineteen Million Five Hundred Thousand Dollars ($19,500,000), such payment to be made in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(d)     Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e)     The Company and Parent acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement. Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee, Parent Breach Termination Fee or Parent Non-Breach Termination Fee, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action together with interest on (i) the amount of the applicable termination fee and (ii) the aggregate amount of all such costs and expenses, in each case at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f)     In no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay the Parent Non-Breach Termination Fee or Parent Breach Termination Fee, as applicable, on more than one occasion, or both the Parent Non-Breach Termination Fee and Parent Breach Termination Fee. Notwithstanding anything to the contrary in this Agreement, (x) if the Company pays the Company Termination Fee, then any such payment shall be the sole and exclusive remedy of Parent, Merger Sub, the Equity Investor and the Lenders against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of the foregoing (collectively, the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated for any of its expense reimbursement obligations contained in Section 9.03(a)(i) to the extent obligated thereunder) and (y) other than the Company’s right to receive specific performance in accordance with Section 10.06, the Company’s right to receive payment from Parent of the  Parent Breach Termination Fee or Parent Non-Breach Termination Fee, as applicable, pursuant to Section 9.03(c), shall be the sole and exclusive remedy of the Company against Parent, Merger Sub, the Equity Investor, the Lenders and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, management companies, general or limited partners, assignees or Affiliates and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, management companies, general or limited partners, assignees or Affiliates of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise and, upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall also be obligated for any of its expense reimbursement and indemnification obligations contained in Section 7.08(f)).

Section 9.04     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or any committees thereof), at any time prior to the Effective Time; provided, however, that, after the Company Stockholder Approval has been obtained, no amendment may be made that under applicable Law requires further approval by the stockholders of the Company without such approval having been obtained; provided, further, that Section 7.08(i), Section 9.03(f), this Section 9.04, Section 10.05, Section 10.06(b), Section 10.07 and Section 10.09 (such sections, the “Lender Designated Sections”) shall not be amended in a manner adverse to the Lenders without the prior written consent of the Lenders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X

GENERAL PROVISIONS

Section 10.01     Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.04(c), Section 7.05, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile or email (to such number or address specified below or another number or numbers or address or addresses as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami, Esq.

Facsimile No.: (415) 743-1501

Email: rcami@tpg.com

with a copy to:

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Attention: Julie H. Jones, Esq.

                  Amanda McGrady Morrison, Esq.

Facsimile No.: (617) 951-7050

Email: julie.jones@ropesgray.com

            amanda.morrison@ropesgray.com

if to the Company:

Arden Group, Inc.

2020 South Central Avenue

Compton, California 90220

Attention: Laura Neumann

                  Brenda McDaniel

Facsimile No.: (310) 632-5326; (310) 604-4896

Email: lneumann@gelsons.com

            bmcdaniel@gelsons.com

with a copy to:

Reed Smith LLP
1901 Avenue of the Stars
Suite 700
Los Angeles, California 90067
Attention: Irwin G. Barnet, Esq.
Facsimile No.: (310) 734-5299

Email: ibarnet@reedsmith.com

- and –

Kenneth Goldman, Esq.

10100 Santa Monica Boulevard

Suite 300

Los Angeles, California 90067

Facsimile No.: (310) 772-2206

Email: kgoldman@kaglegal.com

Section 10.03     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04     Entire Agreement; Assignment. This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule), the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto; and provided, further, that Parent and Merger Sub may assign all of their rights under this Agreement or any related documents to any Lender as collateral security.

Section 10.05     Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) as set forth in or contemplated by the terms and provisions of Section 7.05 (which is intended to be for the benefit of the Persons covered thereby), (ii) after the Effective Time, the right of the stockholders of the Company to obtain the Merger Consideration under Article III hereof and (iii) with respect to the Lender Designated Sections, the Lenders and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, management companies, arrangers, general or limited partners, assignees or Affiliates.

Section 10.06     Specific Performance.

(a)     The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Prior to the termination of this Agreement pursuant to Section 9.01 it is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.06, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity, except as otherwise provided in Section 10.06(d).

(b)     Notwithstanding anything to the contrary in this Section 10.06, the right of the Company to obtain an injunction, or other appropriate form of equitable relief, to cause Parent and Merger Sub to cause the Equity Financing to be funded (but not the right of the Company to obtain an injunction, or other appropriate form of equitable relief, for any other reason) at any time shall be subject to the requirement that (i) the Marketing Period has ended and all the applicable conditions set forth in Section 8.01 and Section 8.02 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), (ii) the Debt Financing has been funded in accordance with the terms thereof or the Lenders have irrevocably confirmed to Parent in writing that the Debt Financing will be funded in accordance with the terms thereof at the Closing if the Equity Financing were to be funded at the Closing, and (iii) the Company has irrevocably confirmed to Parent in writing that if the Equity Financing and the Debt Financing were funded, the Closing would occur.

(c)     Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.06. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 10.06.

(d)     For the avoidance of doubt, while the Company may pursue both a grant of specific performance with regard to the Equity Financing in accordance with Section 10.06(b) and the payment of the Parent Non-Breach Termination Fee or the Parent Breach Termination Fee, as applicable, under Section 9.03(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance with regard to the Equity Financing of the type contemplated by Section 10.06(b) and monetary damages, including all or any portion of the Parent Non-Breach Termination Fee or the Parent Breach Termination Fee, as applicable.

Section 10.07     Governing Law.

(a)     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 10.07, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 10.02 of this Agreement.

(b)     Notwithstanding the foregoing, each of the parties hereby agrees that it will not bring or support any Action against the Lenders and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, management companies, arrangers, general or limited partners, assignees or Affiliates in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Debt Financing Commitments or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, and that the provisions of Section 10.09 relating to the waiver of jury trial shall apply to any such Action. The Lenders and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, management companies, arrangers, general or limited partners, assignees or Affiliates are express third party beneficiaries of this Section 10.7(b).

Section 10.08     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY LENDERS AND ANY OF THEIR RESPECTIVE FORMER, CURRENT OR FUTURE EQUITY HOLDERS, CONTROLLING PERSONS, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, ATTORNEYS, MEMBERS, MANAGERS, MANAGEMENT COMPANIES, ARRANGERS, GENERAL OR LIMITED PARTNERS, ASSIGNEES OR AFFILIATES. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10     Acknowledgement by Parent and Merger Sub. Parent and Merger Sub, being recently formed entities, acknowledge and agree that the due diligence, analysis, information gathering, meetings with the management of the Company and its Subsidiaries, data room materials and all other such information regarding the Company and its Subsidiaries and their respective businesses, assets, financial condition, liabilities, intellectual property, operations, agreements, litigation, Encumbrances, Company Permits and other similar information relating to the Company and/or its Subsidiaries, to the extent made known, provided, furnished or made available to, or prepared by or for the benefit of the Equity Investor and its Representatives shall be deemed provided, furnished, made available to, or prepared by or for the benefit of each of Parent and Merger Sub.

[Signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GRCY HOLDINGS, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

GRCY ACQUISITION, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature Page to Merger Agreement]

ARDEN GROUP, INC.

By:	/s/ Bernard Briskin
Name: Bernard Briskin
Title: Chairman of the Board, President and Chief Executive Officer

[Signature Page to Merger Agreement]